Exhibit 99.1

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

ASX Appendix 4E

Preliminary Final Report

for the year ended

30 JUNE 2013

ASX APPENDIX 4E

The following information for Genetic Technologies Limited (“GTG” and the “Company”) is provided under Listing Rule 4.3A of the Listing Rules of the Australian Securities Exchange (“ASX”).  The financial information provided in this Appendix 4E covers the consolidated Group, comprising Genetic Technologies Limited (the parent entity) and all entities that the Company controlled from time to time during the year and at the reporting date (30 June 2013).  The date of this Appendix 4E is 30 August 2013.

1.                      The reporting period covers the financial year ended 30 June 2013 (“Reporting Period”).

The previous corresponding period is the financial year ended 30 June 2012 (“Previous Period”).

2.                      Results for announcement to the Market:

		Reporting Period	Movement from Previous Period
2.1	Consolidated revenue from ordinary activities	$8,162,096	Increased by $1,944,282	Increased by 31.3%
2.2	Consolidated loss from ordinary activities after tax attributable to Members of the Company	$(9,298,367)	Increased by $4,010,844	Increased by 75.9%
2.3	Consolidated loss attributable to Members of the Company	$(9,298,367)	Increased by $4,010,844	Increased by 75.9%
2.4	No dividends were paid during the Reporting Period nor are any proposed.
2.5	There is no record date for determining dividend entitlements.
2.6	All matters pertaining to the figures above are described elsewhere in this Appendix 4E.

3.                      The unaudited Consolidated Statement of Comprehensive Income for the consolidated Group covering the Reporting Period and the Previous Period is provided on page 7 of the attached Report.

4.                      The unaudited Consolidated Balance Sheet for the consolidated Group covering the Reporting Period and the Previous Period is provided on page 8 of the attached Report.

5.                      The unaudited Consolidated Statement of Cash Flows for the consolidated Group covering the Reporting Period and the Previous Period is provided on page 9 of the attached Report.

6.                      The unaudited Statement of Changes in Equity Statement covering the Reporting Period and the Previous Period is provided on page 10 of the attached Report.   A Statement of Accumulated Losses covering the Reporting Period and the Previous Period is attached as Note 24 on page 30 of the attached Report.

7.                      No dividends were paid during the Reporting Period or the Previous Period, nor are any proposed as at the date of this Appendix 4E.

8.                      The Company does not have a Dividend Reinvestment Plan as at the date of this Appendix 4E.

9.                      The consolidated net tangible assets as at the end of the Reporting Period were 0.94 cents per share.

The corresponding figure as at the end of the Previous Period was 2.79 cents per share.

10.               There were no entities over which the Group lost or gained control during the Reporting Period.

ASX APPENDIX 4E (cont.)

11.           As at the end of the Reporting Period, the consolidated Group held a 45.0% equity interest in former subsidiary ImmunAid Limited.  Details pertaining to the Company’s investment in this associate are disclosed in Notes 6, 27 and 34 of the attached Report.

12.           Apart from the information contained in the attached Financial Report and elsewhere in this Appendix 4E, there is no other significant information needed by an investor to make an informed assessment of the Company’s financial performance and financial position as at the Reporting Date.

13.           The Company is not a foreign entity.

14.           A commentary on the Company’s financial results for the year ended 30 June 2013 has been provided in the section entitled Operating Results for the Year which can be found on pages 2 to 5 of the attached Report.

15.           The financial information contained in this Preliminary Final Report is based on the attached Report for the year ended 30 June 2013 which is in the process of being audited by the Company’s auditor PricewaterhouseCoopers.

16.           Not applicable.

17.           As noted above in item 15, this Preliminary Final Report is based on accounts which are in the process of being audited.  The 30 June 2013 financial report, when audited, is likely to contain an independent auditor’s review report which includes an emphasis of matter paragraph in regards to the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.  Additional disclosure has been included in Note 2(a) of the attached Report.

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

Preliminary Financial Report

for the year ended

30 JUNE 2013

CORPORATE INFORMATION

Directors

Dr. Malcolm R. Brandon (Non-Executive Chairman)

Tommaso Bonvino (Non-Executive)

Dr. Mervyn Cass (Non-Executive)

Benjamin Silluzio (Non-Executive)

Company Secretary

Thomas G. Howitt

Registered Office
60-66 Hanover Street
Fitzroy Vic. 3065
Australia
Telephone:	+61 3 8412 7000
Facsimile:	+61 3 8412 7040
Email:	info@gtglabs.com

Postal address	Australian Business Number	Company website
P.O. Box 115	17 009 212 328	www.gtglabs.com
Fitzroy Vic. 3065
Australia

Banker (Australia)	Banker (USA)	Banker (Canada)
National Australia Bank Limited	Bank of America, N.A.	Bank of Montreal
Level 2, 151 Rathdowne Street	155 Town Centre Drive	595 Burrard Street
Carlton Vic. 3053	Mooresville NC 28117	Vancouver BC V7X 1L7
Australia	USA	Canada

Auditor	Stock Exchanges
PricewaterhouseCoopers	Australian Securities Exchange	NASDAQ Capital Market
Chartered Accountants	Code: GTG	Ticker: GENE
Freshwater Place	Stock Exchange Centre	The NASDAQ Stock Market
2 Southbank Boulevard	2 The Esplanade	One Liberty Plaza, 165 Broadway
Southbank Vic. 3006	Perth W.A. 6000	New York NY 10006
Australia	Australia	USA

Share Register

Computershare Investor Services Pty. Ltd.

Yarra Falls, 452 Johnston Street

Abbotsford  Vic.   3067

Australia

Telephone:	+61 3 9415 5000
Facsimile:	+61 3 9473 2500
Website:	www.computershare.com

DIRECTORS

The names and details of the Directors of Genetic Technologies Limited who held office during the 2013 financial year and until the date of this Report are stated below, as are the periods during which they served.

Directors in office as at the date of this Report

Dr. Malcolm R. Brandon, BScAgr, PhD (Non-Executive)

In office from 1 July 2012 up to the date of this Report

Dr. Brandon, 66, was appointed to the Board on 5 October 2009 and as its Chairman on 28 November 2012.  He also serves as Chairman of the Company’s Audit Committee.  He has spent his career in the biotech and life sciences sector where he has over 35 years experience in commercially focused research and development and in building successful companies which have commercialised a wide range of technologies.  As the founding director of the Centre for Animal Biotechnology, a research arm within the University of Melbourne Veterinary Science School, he was responsible for fund raising and the development of many agricultural technologies and products.  Dr. Brandon was a co-founder and Director of Stem Cell Sciences Ltd. and Smart Drug Systems Inc. and is the Chairman of genetics and artificial animal breeding company Clone International which uses cloning technologies to breed cattle, sheep and horses and to preserve the genetics of elite animals.  Dr. Brandon also serves as Chairman of the Company’s Canadian-listed subsidiary, Gtech International Resources Limited.

Tommaso Bonvino, FAICD (Non-Executive)

In office from 1 July 2012 up to the date of this Report

Mr. Bonvino, 52, was appointed to the Board on 25 November 2009 and also serves as Chairman of the Company’s Corporate Governance Committee.  He has over 29 years experience in marketing and product development and has managed companies for various Italian, Spanish and French firms, distributing and marketing goods throughout South-East Asia.  He has established bilateral trade relationships between Australian and European companies in the technology and consumer goods sectors.  Most recently, Mr. Bonvino served as Managing Director and CEO of Private Branded Beverages Limited, and is a current non-executive Director of the Melbourne Recital Centre and a Fellow of the Australian Institute of Company Directors.

Dr. Mervyn Cass, MBBS (Non-Executive)

In office from 1 July 2012 up to the date of this Report

Dr. Cass, 72, was appointed to the Board on 30 September 2011 and also serves as a member of the Company’s Audit and Corporate Governance Committees.  He is a practising medical practitioner and, after 28 years as the senior partner in an occupational medical practice in Port Melbourne, accepted the appointment as Medical Director of a plastic surgery centre in 1996.  He was the founding Chairman of the Australasian Occupational Medical Group and was a Director of Wolfe Research Pty. Ltd., a private medical biotech company associated with RMIT University.  He has been an advisor to the Victorian Government on Workers’ Compensation and Radiological Standards in general practice and is a former member of the Jewish Community Council of Victoria, the roof body of the Victorian Jewish Community.

Benjamin Silluzio, DipFM, GradDipAppFin, MAICD (Non-Executive)

In office from 10 December 2012 up to the date of this Report

Mr. Silluzio, 37, was appointed to the Board on 10 December 2012 and also serves as a member of the Company’s Audit and Corporate Governance Committees.  He specialises in the provision of advice for sophisticated investors, institutional clients and high net worth families in Melbourne, nationally and abroad.  Currently, he serves as the managing partner and desk head of RBS Morgans Family Office, and is also a director of Private Branded Beverages Ltd., a public unlisted company, and is a former President and Chairman of the Italian Chamber of Commerce.  Previously, Mr. Silluzio has held several senior positions in the stockbroking and funds management industries, including: Director of UBS Wealth Management Australia, Senior Vice President of Credit Suisse First Boston in Melbourne, Vice President and member of the “Smith Barney Century Council” at Citigroup Smith Barney in Melbourne and as an institutional client advisor at Colonial Institutional Stockbroking in Sydney and Melbourne.

Also during the financial year, Dr. Melvyn J. Bridges served as a Director of the Company and Chairman of the Board from the beginning of the year until he was not re-elected on 27 November 2012.  Mr. Huw D. Jones served as a Director of the Company from the beginning of the year until he was not re-elected 27 November 2012.  Mr. Gregory W. Brown served as a Director of the Company from 24 July 2012 until his resignation on 27 November 2012.

OPERATING RESULTS FOR THE YEAR

Overview

During the 2013 financial year, Genetic Technologies Limited and its subsidiaries generated consolidated gross revenues from continuing operations and other revenues, but excluding interest received, of $8.2 million, representing a 31% increase over the corresponding figure for the 2012 financial year of $6.2 million.  The increased loss for the year of $9.3 million was attributable to a one-off gain on deconsolidation of subsidiary that occurred in the 2012 financial year (but not in 2013), as well as an increased investment in the US sales and marketing of the company’s lead product, BREVAGen™.

In August 2013, the Company completed a successful private placement of 41.7 million ordinary shares to sophisticated and institutional investors at an issue price of $0.072 per share which raised a total of $3.0 million, before the payment of associated costs.

Subsequently, the Company announced a Share Purchase Plan offering eligible investors the right to take up to $7,500 worth of shares at an issue price of $0.072 per share.  This offer, which is scheduled to close on Friday, 26 September 2013, has been underwritten to a level of $1.8 million, representing 60% of the total amount being sought.  Further, the Company has executed a Term Sheet in relation to the issue of a convertible note to a US-based institutional investor, to raise at least US$5 million.  This issue of the note is subject to shareholder approval which the Company will seek at a General Meeting.

BREVAGen™ breast cancer predictive risk test

The 2013 financial year saw the Company refine its messaging and focus the roll-out of its breast cancer predictive risk test, BREVAGen™ to key physicians and breast clinics.  BREVAGen™ is the first clinically validated breast cancer predictive risk assessment tool that combines a woman’s genetic information with clinical data to assist physicians in developing personalised risk management plans.  During the year, the Company continued its roll-out of BREVAGen™ to breast surgeons, obstetricians and gynaecologists in twelve territories accessing more than 60 metropolitan areas across the United States.  The Company has nine physician Key Opinion leaders in its Speakers Program who assist in the education of their peers with respect to breast cancer risk assessment and the use of BREVAGen™.

During the first half of the 2013 financial year, the Company announced that it had received licensure to sell BREVAGen™ into the states of California and Florida, bringing the total number of US states in which the BREVAGen™ test can be sold in 49 of the 50 US states.  During July 2013, the Company was inspected by a representative of the New York State Department of Health, Clinical Laboratory Evaluation Program (“CLEP”).  The laboratory received an inspection result with no deficiencies reported and, accordingly, GTG expects to receive the formal certificate by the end of the September quarter.  This certificate, once received, will enable BREVAGen™ to be sold into the large, highly populated state of New York and recruitment of additional representatives for this region will follow this certification.

In August 2012, the Company announced that it had received European CE Mark approval for BREVAGen™, which will allow BREVAGen™ to be sold in the EU and other countries that recognise the CE Mark.

Reimbursement

Prior to the end of 2012, insurance claims for BREVAGen™ were submitted using the so-called “code stack” of CPT methodology codes.  Reimbursement under this regime was positive, with a low percentage of denials and appeals.  However, effective 1 January 2013, the AMA removed the code stack claim process, requiring tests without a specific CPT code to be claimed via an “Unlisted or Miscellaneous Code”.

As a result of these changes, the Company now uses a Miscellaneous Code when submitting claims for reimbursement from insurers.  As part of this transition, the list price for a BREVAGen™ test was increased to enable the Company to receive payment for aspects of the test that were not previously available under the code stack.  Importantly, notwithstanding this increase, the Company has not sought to increase the maximum out-of-pocket amount that a given patient is required to pay for a BREVAGen™ test under its “Patient Protection Program”.

While not all claims have yet been fully adjudicated since the transition to a Miscellaneous Code, early signs are encouraging.  The average total payment received from closed cases during the past six months, including all write-offs and denials for non-coverage, has increased by more than 46%, despite an increase in the number of denials.

OPERATING RESULTS FOR THE YEAR (cont.)

Reimbursement (cont.)

Credentialing with Preferred Provider Organisations (“PPOs”) allows for expedited claim adjudication as “in-network”.  A PPO is a managed care organisation of medical doctors, hospitals and other health care providers which has covenanted with insurers or third-party administrators to provide health care, at reduced rates, to the clients of the respective insurer or administrator.  Credentialing is a process whereby provider organisations such as physicians, care facilities and ancillary providers (including testing service providers such as GTG’s wholly-owned US subsidiary, Phenogen Sciences Inc. (“Phenogen”)) contract directly with the PPO.  Contracts with PPOs are fundamental to having claims for the BREVAGen™ test adjudicated as “in-network”.

During the reporting period, the Company announced that, through Phenogen, it had executed agreements with four new PPOs: FedMed Inc., MultiPlan Network, Three Rivers Provider Network and InterWest.  The execution of these agreements takes to eight the number of such PPO agreements that the Company has now entered into which, collectively, increases the cumulative total number of covered lives for which its BREVAGen™ risk assessment test could be adjudicated as “in-network” to more than 102 million.

As described above, the positive impact of this increased credentialing activity has been clearly demonstrated in reviewing reimbursement payments received in respect of the BREVAGen™ test since its launch.  The average reimbursement received in respect of claims that were adjudicated as “in-network” was significantly higher than the amounts received in respect of claims that were adjudicated as “out of network”, with the time taken to collect the funds also being materially shorter.

Once BREVAGen™ sample volumes reach a significant level and Genetic Technologies has gathered the necessary clinical utility data, the Company will approach insurers directly to contract.

Credentialing contracts have now been executed between the Company and InterWest, FedMed Inc., MultiPlan Network, Three Rivers Provider Network, Prime Health Services, National Preferred Provider Network / PlanCare America / Ohio Preferred Provider Network LLC (NPPN / OPPN), Galaxy Health Network and Fortified Provider Network.

During the year, the number of full time Regional Business Managers employed in the Phenogen sales team was expanded to eleven, several of whom having been appointed to service the two new US states for which the Company has now received clearance to sell the BREVAGen™ test.  Appointments of a Medical Director and a Marketing Director have been made during 2013 which have already proven instrumental in reaching physicians and key decision makers in clinics.

Now in its second year of launch, the total number of BREVAGen™ test samples received by the Company was 1,547, representing an increase of more than 272% over the previous year.  Using a cash, rather than accruals, basis for recording the revenue from the sales of the test (as explained in Note 2(a) of the attached financial statements), the Company generated total revenues of $329,511 during the 2013 financial year, representing an increase of more than 690% over the previous year.  Month-on-month test sample figures continue to trend upwards, with a record month of activity having been recorded in July 2013.

Publication of further validation study supporting BREVAGen™

On 24 June 2013, the Company noted with interest the online publication of a study entitled “Using SNP genotypes to improve the discrimination of a simple breast cancer risk prediction model” in Breast Cancer Research & Treatment (Dite GS, Mahmoodie M, Bickerstaffe A et al.; Vol. 139; June 2013).

This independent study investigated the impact of the seven single nucleotide polymorphisms (SNPs) used in the Company’s BREVAGen™ test on the predictive accuracy of the Breast Cancer Risk Assessment Tool (Gail Model) (“BCRAT”).  The seven SNPs had previously been studied by Mealiffe et al. (J Natl Cancer Inst 102 (21):1618-1627), in an older cohort of cases and controls from the Women’s Health Initiative clinical trial in the USA.  The new Australian study supports the previous observation of Mealiffe et al. that including information on seven SNPs associated with breast cancer risk improves the discriminatory accuracy of BCRAT, and extends that observation to pre-menopausal women aged 35 to 49 years.

Genetic Technologies is now actively progressing a research program with leading international academic collaborators to confirm these observations in other ethnic populations and to incorporate the full portfolio of currently known common breast cancer susceptibility variants into the BREVAGen™ test.

OPERATING RESULTS FOR THE YEAR (cont.)

Australian heritage businesses

The 2013 financial results for the Company’s Australian genetic testing businesses exceeded budget expectations.  These well-established “heritage” businesses, which comprise the provision of a wide range of medical, paternity, forensic and animal genetic tests, continued to maintain dominant positions in a number of their respective markets, despite some considerable price competition from several major competitors.

Licensing

On 26 May 2011, the Company announced that it had filed a third patent infringement law suit in the US, in the US District Court for the District of Colorado, asserting infringement of its primary non-coding patent against various parties.  Since then, Settlement and License Agreements have been executed with Navigenics Inc., Hologic Inc., Eurofins STA Laboratories Inc., GeneSeek Inc. and 454 Life Sciences Corporation (and its affiliates).  Settlement discussions with other parties to the suit are progressing.

During the 2013 financial year, the Company announced that it had executed agreements with the following parties:

PreventionGenetics LLC

Genetics & IVF Institute Inc.

Laboratory Corporation of America Holdings (“LabCorp”)

Reproductive Genetics Institute Inc.

The execution of these four agreements demonstrates the ongoing activity of the Company’s out-licensing program and its recent successes.

During the year, the Company also filed further law suits against Natera Inc., HistoGenetics LLC, and General Genetics Corporation, and discussions with these entities are now being pursued.  The Company’s US attorneys, Sheridan Ross PC, are also preparing additional suits, to be filed when appropriate.

In addition to the licenses granted as part of the Company’s formal assertion program as detailed above, aside from the US law suits, the Company itself is actively pursuing licenses in respect of its non-coding technology in the US and other jurisdictions, principally in Europe.  On 24 June 2013, the Company reported that it had settled its dispute with Bioscientia Institute for Medical Diagnostics, based in Ingelheim, Germany, and accordingly, the law suit filed by GTG against Bioscientia was withdrawn.  Additionally, the Company’s Dutch attorneys, AKD, based in Breda, The Netherlands, have initiated a first action under Dutch Law, a so-called “Preliminary Witness Examination”, against Hendrix Genetics BV, based in Boxmeer, The Netherlands.

On 15 March 2013, the Company announced that the United States Patent and Trademark Office (“USPTO”) had issued an action reaffirming the validity of certain claims contained in the Company’s U.S. Patent No. 5,612,179 (the ‘179 patent) directed to non-coding deoxyribonucleic acid (DNA).  This re-examination arose from a request for ex parte re-examination of claims 1-18 and 26-32 of the ‘179 patent based upon a submission by Merial L.L.C. of Duluth, Georgia (“Merial”).  Merial is currently a defendant in an action originally brought by the Company in Colorado, USA for infringement of the ‘179 patent.  That action currently is pending in Delaware Federal District Court.  In its formal notification to the Company, the USPTO stated that “claims 1-18 and 26-32 of the ‘179 patent are confirmed and claims 19-25 and 33-36 are not reexamined”.

On 19 April 2013, the Company advised that the USPTO had received a further request from Merial for a second ex parte re-examination of the ‘179 patent and that the request had been granted.  As was the case in all previous challenges, GTG will actively defend this matter in order to have the patent upheld.

Other assets

As part of the Company’s strategy to focus on the expansion of its cancer diagnostic franchise, work continues to out-license, co-develop or partner other technologies in which the Group has an interest.

•             ImmunAid™

Following its first capital raising in April 2012, the Company’s former subsidiary ImmunAid Limited (“ImmunAid”) continues to advance collaborations for the development of its unique “on/off” technology which is based around a novel approach to cancer therapy by the timely reversal of immune system suppression.  Further work is also being undertaken to expand ImmunAid’s patent portfolio.  GTG retains a 45% direct equity interest in ImmunAid.

OPERATING RESULTS FOR THE YEAR (cont.)

Other assets (cont.)

•             RareCellect™

Discussions with companies interested in pursuing potential commercial collaborations are continuing, with some progressing with due diligence on the RareCellect™ data and samples.

•             Gtech International Resources Limited

On 29 July 2013, the Company advised that its Canadian-listed subsidiary, Gtech International Resources Limited (“Gtech”), had executed a Scheme Merger Agreement with Sydney-based company Simavita Holdings Limited (“Simavita”).  Pursuant to the scheme that is covered by the Agreement (which is subject to the approval of the shareholders of both Gtech and Simavita), Gtech will convene a meeting of its shareholders to approve Gtech issuing new shares to the Simavita shareholders to acquire 100% of the issued capital of Simavita (the “Merger”).  The Merger is to be implemented by way of a scheme of arrangement under the Australian Corporations Act.

Genetic Technologies Limited currently holds a 75.8% direct equity interest in Gtech and further details of the proposed transaction can be found at www.gtechinternational.com

Corporate matters

On 18 October 2012, the Company released its 2012 Australian Annual Report to the Market.  On the same day, it also released the Notice for its 2012 Annual General Meeting which was held at 11.00 am on Tuesday, 27 November 2012 in the “Treetops” Room at Melbourne Museum.  Immediately following the AGM, former Directors, Dr. Melvyn Bridges, Mr. Greg Brown and Mr. Huw Jones left the Board.  In addition, at the same time, former Chief Executive Officer, Dr. Paul MacLeman and former VP Legal and Corporate Development, Dr. David Sparling, resigned from the Company.

As a result of the above changes, Dr. Mal Brandon was appointed as Chairman of the Company’s Board on 28 November 2012 and Ms. Alison Mew was appointed permanent Chief Executive Officer on 6 December 2012.  Also on that date, Mr. Ben Silluzio was appointed as a Non-Executive Director of Genetic Technologies Limited.

On 19 October 2012, a total of 10,200,000 options that had previously been granted to certain Executives of the Company were exercised.  As a result of this exercise, a total of 10,200,000 ordinary shares were issued on that date at an issue price of $0.045 each, raising $459,000 in new equity for the Company.  On 24 January 2013, a total of 500,000 options that had previously been granted to a former Executive of the Company were exercised.  As a result of this exercise, a total of 500,000 ordinary shares were issued on that date at an issue price of $0.045 each, raising $22,500 in new equity for the Company.

On 24 October 2012, documents were executed by the five parties to the Limited Recourse Loan Agreements referred to in Note 33 of the Company’s 2012 Financial Report pursuant to which the Loans were immediately terminated.  No funds were ever advanced under the respective Loans.

Capital raising

Subsequent to balance date, the Company commenced a three-stage fund raising program.  Refer below for details.

REVIEW OF FINANCIAL CONDITION

Capital structure

As at the date of this Report, the Company had a total of 517,138,486 fully paid ordinary shares on issue, all of which were listed on the Australian Securities Exchange, and on the NASDAQ Capital Market in the USA via the Company’s American Depositary Receipts.  Also at that date, there were 9,525,000 unissued ordinary shares in the Company under option.  As at the date of this Report, no ordinary shares were subject to escrow.

Treasury and related policies

The Company has in place a formal Cash Management Policy.  The Company follows industry accepted leading practice by investing the Company’s cash assets in a range of short to medium term interest-bearing deposits with appropriately rated financial institutions.

REVIEW OF FINANCIAL CONDITION (cont.)

Cash provided by operations

During the financial year, the consolidated net cash outflows used in operations were approximately $7.52 million.  This result compared to the net cash outflows from operations from the prior financial year of $7.67 million.  Overall, the Group’s consolidated cash assets decreased by approximately $7.18 million during the 2013 financial year.

Liquidity and funding

As at 30 June 2013, the Company also had corporate credit card facilities with NAB and Bank of America, which had total credit limits of $150,000 and $65,603, respectively.  As at that date, a total liability outstanding in respect of these credit card facilities was $60,918.  Cash and cash equivalents as at 30 June 2013 was $1,721,293.  As detailed below, a total of $3,000,000 was raised subsequent to the end of the financial year from the placement of 41,666,667 ordinary shares at an issue price of $0.072 per share.

SIGNIFICANT EVENTS AFTER BALANCE DATE

On 30 July 2013, the Company announced that its Canadian-listed subsidiary, Gtech International Resources Limited, had executed a Scheme Merger Agreement pursuant to which it would, subject to shareholder approval, acquire all of the outstanding shares of Sydney-based company Simavita Holdings Limited.

On 1 August 2013, the Company announced a three-stage fund raising program involving a placement, a Share Purchase Plan (“SPP”) and, subject to shareholder approval, the issue of a convertible note to a US investor.

On 14 August 2013, the Company completed the placement of 30,555,556 ordinary shares at an issue price of $0.072 per share which raised a total of $2,200,000, prior to the payment of associated costs.

On 20 August 2013, the Company released documents for its SPP in which it is seeking to raise a total of $3,000,000 via the issue of 41,666,667 ordinary shares at an issue price of $0.072 per share.  The SPP was underwritten to the amount of $400,000.

On 27 August 2013, the Company announced that it had received commitments for a placement of 11,111,111 ordinary shares at an issue price of $0.072 per share to raise a total of $800,000, prior to the payment of associated costs.  It also announced that the level of underwriting for its SPP had increased from $400,000 to $1,800,000.

Apart from these events, there have been no other significant events which have occurred after balance date.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended 30 June 2013

		Consolidated
	Notes	2013	2012
		$	$
Revenue from continuing operations — genetic testing services		3,377,183	3,691,215
Less: cost of sales	4	(1,945,467)	(1,948,625)

Gross profit from continuing operations — genetic testing services		1,431,716	1,742,590
Other revenue	5	5,002,354	3,136,406
Gain on deconsolidation of subsidiary	6	—	5,113,175
Selling and marketing expenses		(5,266,818)	(4,384,184)
General and administrative expenses		(4,413,782)	(5,608,038)
Licensing, patent and legal costs		(2,399,824)	(1,267,838)
Laboratory and research and development costs		(3,462,466)	(4,029,369)
Finance costs		(38,968)	(45,217)
Share of net loss of associate accounted for using the equity method	34	(437,185)	(132,037)
Other income and expenses	8	235,490	177,684

Loss from continuing operations before income tax expense		(9,349,483)	(5,296,828)
Income tax expense	10	—	—
Loss for the year		(9,349,483)	(5,296,828)

Other comprehensive profit / (loss)
Items that may be reclassified to profit or loss
Exchange gains / (losses) on translation of controlled foreign operations	23	9,347	(6,818)
Exchange gains / (losses) on translation of non-controlled foreign operations	25	17,073	(296)
Other comprehensive profit / (loss) for the year, net of tax		26,420	(7,114)
Total comprehensive loss for the year		(9,323,063)	(5,303,942)

Profit loss for the year is attributable to:
Owners of Genetic Technologies Limited		(9,298,367)	(5,287,523)
Non-controlling interests	25	(51,116)	(9,305)
Total loss for the year		(9,349,483)	(5,296,828)

Total comprehensive loss for the year is attributable to:
Owners of Genetic Technologies Limited		(9,289,020)	(5,294,341)
Non-controlling interests	25	(34,043)	(9,601)
Total comprehensive loss for the year		(9,323,063)	(5,303,942)

Loss per share attributable to owners of the Company and from continuing operations:
Basic loss per share (cents per share)	9	(1.97)	(1.15)
Diluted loss per share (cents per share)	9	(1.97)	(1.15)

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

CONSOLIDATED BALANCE SHEET

As at 30 June 2013

		Consolidated
	Notes	2013	2012
		$	$
ASSETS
Current assets
Cash and cash equivalents	11	1,721,293	8,900,235
Trade and other receivables	12	328,642	495,975
Prepayments and other assets	13	398,185	536,125
Performance bond and deposits	14	209,296	17,460
Total current assets		2,657,416	9,949,795

Non-current assets
Investments accounted for using the equity method	15	3,932,384	4,414,914
Property, plant and equipment	16	423,168	642,918
Intangible assets and goodwill	17	1,306,559	1,434,124
Total non-current assets		5,662,111	6,491,956
Total assets		8,319,527	16,441,751

LIABILITIES
Current liabilities
Trade and other payables	18	1,375,536	905,772
Interest-bearing liabilities	19	—	17,748
Deferred revenue	20	320,781	266,646
Provisions	21	768,699	740,402
Total current liabilities		2,465,016	1,930,568

Non-current liabilities
Provisions	21	96,224	108,541
Total non-current liabilities		96,224	108,541
Total liabilities		2,561,240	2,039,109
Net assets		5,758,287	14,402,642

EQUITY
Contributed equity	22	83,735,845	83,280,142
Reserves	23	3,951,771	3,719,419
Accumulated losses	24	(82,049,916)	(72,751,549)
Parent entity interest		5,637,700	14,248,012
Non-controlling interests	25	120,587	154,630
Total equity		5,758,287	14,402,642

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 30 June 2013

		Consolidated
	Notes	2013	2012
		$	$
Cash flows from / (used in) operating activities
Receipts from customers		8,460,774	6,300,410
Payments to suppliers and employees		(16,213,984)	(14,481,226)
Interest received		275,399	551,859
Interest and finance charges paid		(38,968)	(45,217)
Net cash flows from / (used in) operating activities	11	(7,516,779)	(7,674,174)

Cash flows from / (used in) investing activities
Proceeds from the sale of plant and equipment		1,201	31,455
Purchases of plant and equipment		(53,611)	(76,314)
Proceeds from the sale of shares in associate		46,951	20
Purchase of shares in subsidiary		—	(10)
Advance to associate		(173,193)	—
Loans repaid by associate		—	537,026
Net cash flows from / (used in) investing activities		(178,652)	492,177

Cash flows from / (used in) financing activities
Net proceeds from the issue of shares		481,500	10,902,037
Equity transaction costs		(25,797)	—
Proceeds from borrowings		—	1,000,000
Repayment of borrowings		—	(1,000,837)
Repayment of hire purchase principal		(17,748)	(50,130)
Net cash flows from / (used in) financing activities		437,955	10,851,070

Net increase / (decrease) in cash and cash equivalents		(7,257,476)	3,669,073
Cash and cash equivalents at beginning of year		8,900,235	5,104,667
Net foreign exchange difference		78,534	126,495
Cash and cash equivalents at end of year	11	1,721,293	8,900,235

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 30 June 2013

	Attributable to Members of Genetic Technologies Limited				Non-
	Contributed		Accumulated	Parent	controlling	Total
Consolidated	equity	Reserves	losses	interests	interests	equity
	$	$	$	$	$	$
Balance at 30 June 2011	72,378,105	1,697,914	(67,464,026)	6,611,993	202,002	6,813,995
Loss for the year	—	—	(5,287,523)	(5,287,523)	(9,601)	(5,297,124)
Other comprehensive loss	—	(6,818)	—	(6,818)	—	(6,818)
Total comprehensive loss	—	(6,818)	(5,287,523)	(5,294,341)	(9,601)	(5,303,942)
Transactions with owners in their capacity as owners
Contributions of equity (net)	10,902,037	—	—	10,902,037	—	10,902,037
Share-based payments	—	2,028,323	—	2,028,323	—	2,028,323
Reversal of share of issued capital	—	—	—	—	(37,771)	(37,771)
	10,902,037	2,028,323	—	12,930,360	(37,771)	12,892,589
Balance at 30 June 2012	83,280,142	3,719,419	(72,751,549)	14,248,012	154,630	14,402,642
Loss for the year	—	—	(9,298,367)	(9,298,367)	(51,116)	(9,349,483)
Other comprehensive loss	—	9,347	—	9,347	17,073	26,420
Total comprehensive income / (loss)	—	9,347	(9,298,367)	(9,289,020)	(34,043)	(9,323,063)
Transactions with owners in their capacity as owners
Contributions of equity (net)	455,703	—	—	455,703	—	455,703
Share-based payments	—	223,005	—	223,005	—	223,005
	455,703	223,005	—	678,708	—	678,708
Balance at 30 June 2013	83,735,845	3,951,771	(82,049,916)	5,637,700	120,587	5,758,287

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2013

1.                  CORPORATE INFORMATION

The Preliminary Financial Report of Genetic Technologies Limited (the “Company”) for the year ended 30 June 2013 was authorised for issue in accordance with a resolution of the Directors dated 30 August 2013.  Genetic Technologies Limited is incorporated in Australia and is a company limited by shares.  The Directors have the power to amend and reissue the financial statements.

The Company’s ordinary shares are publicly traded on the Australian Securities Exchange under the symbol GTG and, via Level II American Depositary Receipts, on the NASDAQ Capital Market under the ticker GENE.

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)             Basis of preparation

This general purpose Preliminary Financial Report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

Compliance with IFRS

The Preliminary Financial Report complies with Australian Accounting Standards as issued by the Australian Accounting Standards Board and International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Historical cost convention

These financial statements have been prepared under the historical cost convention.

Critical accounting estimates

The preparation of financial statements requires the use of certain critical accounting estimates.  It also requires Management to exercise its judgement in the process of applying the Group’s accounting policies.  The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are critical to the financial statements, are disclosed in Note 3.

Revenue from the sale of the BREVAGen™ test

During the financial year ended 30 June 2012, the Company generated the first sales of its BREVAGen™ test.  Whilst not material to the overall result, in accordance with revenue recognition principles, due to the relatively limited numbers of tests sold in that first year of launch, the income generated from these sales was recorded on a cash basis.  Effective 1 January 2013, significant changes in the US reimbursement system have impacted (positively) on the amounts the Company has since received for the BREVAGen™ tests it performs.  However, given the relatively short period of time since this change, a reliable estimate of the amount of revenue expected to be received in respect of each BREVAGen™ test cannot yet be made in accordance with AASB 118 Revenue (IAS 18).  Accordingly, the sales received during the financial year ended 30 June 2013 were also recorded on a cash basis.

Going concern

During the financial year, the Company incurred a total comprehensive loss after income tax of $9,323,063 (2012: $5,303,942) and net cash outflows from operations of $7,516,779 (2012: $7,674,714).  As at 30 June 2013, the Company held cash reserves of $1,721,293.

The continuing viability of the Company and its ability to continue as a going concern and meet its debts and commitments as they fall due are dependent upon the consolidated entity being successful in one or more of the following events:

•             Fundraising from the issue of further new shares in the Company and/or the sale of non-core or surplus assets;

•             The possible raising of debt funds via the issue of a US$5 million convertible note (subject to shareholder approval);

•             Increased sales of genetic tests, including the BREVAGenTM test in the USA and potentially Europe;

•             Generation of additional funds from the granting of further “non-coding” licenses as part of the Company’s out-licensing and assertion programs, and;

•             Cost containment strategies which are currently in progress.

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(a)             Basis of preparation (cont.)

Going concern (cont.)

As a result of these matters, there is a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern and, therefore, that it may be unable to realise its assets and discharge its liabilities in the normal course of business.  However, the Directors believe that the Company will be successful in the above matters and also note that, subsequent to balance date, the Company raised an amount of $3,000,000 via the placement of 41,666,667 ordinary shares at an issue price of $0.072 per share and that a Share Purchase Plan (“SPP”) had commenced that seeks to raise a further $3,000,000.  This SPP has been partially underwritten to an amount of $1,800,000.  Accordingly, the Director’s have prepared the preliminary financial report on a going concern basis.

(b)             New accounting standards and interpretations

In respect of the year ended 30 June 2013, the Group has assessed all new accounting standards mandatory for adoption during the current year, noting no new standards which would have a material affect on the disclosure in these financial statements.  There has been no effect on the profit and loss or the financial position of the Group.  Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2013 reporting periods.

The Group’s and the parent entity’s assessment of the impact of these new standards and interpretations is set out below.

•             IFRS 9 / (AASB 9) Financial Instruments, AASB 2009-11 Amendments to Australian Accounting Standards arising from AASB 9, AASB 2010-7 Amendments to Australian Accounting Standards arising from AASB 9 (December 2010) and AASB 2012-6 Amendments to Australian Accounting Standards - Mandatory Effective Date of AASB 9 and Transition Disclosures (effective for annual reporting periods beginning on or after 1 January 2015)

IFRS 9 / (AASB 9) Financial Instruments addresses the classification, measurement and derecognition of financial assets and financial liabilities.  The standard is not applicable until 1 January 2015 but is available for early adoption.  When adopted, the standard will affect in particular the Group’s accounting for its available-for-sale financial assets, since IFRS 9 / (AASB 9) only permits the recognition of fair value gains and losses in other comprehensive income if they relate to equity investments that are not held for trading.  Fair value gains and losses on available-for-sale debt investments will therefore have to be recognised directly in profit or loss.  There will be no impact on the Group’s accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated as at fair value through profit or loss and the Group does not have any such liabilities.  The derecognition rules have been transferred from IAS 39 / (AASB 139) Financial Instruments: Recognition and Measurement and have not been changed.  The Group has not yet decided when to adopt IFRS 9 / (AASB 9).

•             IFRS 10 / (AASB 10) Consolidated Financial Statements, IFRS 11 / (AASB 11) Joint Arrangements, IFRS 12 / (AASB 12) Disclosure of Interests in Other Entities, revised IAS 27 / (AASB) 127 Separate Financial Statements and IAS 28 / (AASB 128) Investments in Associates and Joint Ventures, AASB 2011-7 Amendments to Australian Accounting Standards arising from the Consolidation and Joint Arrangements Standards and AASB 2012-10 Amendments to Australian Accounting Standards - Transition guidance  and other Amendments (effective 1 January 2013)

In August 2011, the AASB issued a suite of five new and amended standards which address the accounting for joint arrangements, consolidated financial statements and associated disclosures.

AASB 10 replaces all of the guidance on control and consolidation in IAS7 / AASB 127 Consolidated and Separate Financial Statements, and Interpretation 12 Consolidation - Special Purpose Entities.  The core principle that a consolidated entity presents a parent and its subsidiaries as if they are a single economic entity remains unchanged, as do the mechanics of consolidation.  However, the standard introduces a single definition of control that applies to all entities.  It focuses on the need to have both power and rights or exposure to variable returns before control is present.  Power is the current ability to direct the activities that significantly influence returns.  Returns must vary and can be positive, negative or both.  There is also new guidance on participating and protective rights and on agent/principal relationships.  The Group is still evaluating the effect the new standard will have on its composition.

IFRS 12 / (AASB 12) sets out the required disclosures for entities reporting under the two new standards, IFRS 10 / (AASB 10) and IFRS 11 / (AASB 11), and replaces the disclosure requirements currently found in IAS 28 / (AASB 128).  Application of this standard by the Group will not affect any of the amounts recognised in the financial statements, but will impact the type of information disclosed in relation to the Group’s investments.

Amendments to IAS 28 / (AASB 128) provide clarification that an entity continues to apply the equity method and does not remeasure its retained interest as part of ownership changes where a joint venture becomes an associate, and vice versa.  The amendments also introduce a “partial disposal” concept.  As the Group is not party to any joint arrangements, this standard will not have any impact on its financial statements.  The Group will adopt the new standards before their operative date and would therefore be applied in the financial statements for the reporting period ending 30 June 2014.

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(b)             New accounting standards and interpretations (cont.)

•             IFRS 13 / (AASB 13) Fair Value Measurement and AASB 2011-8 Amendments to Australian Accounting Standards arising from AASB 13(effective 1 January 2013)

IFRS 13 / (AASB 13) was released in September 2011.  It explains how to measure fair value and aims to enhance fair value disclosures.  The Group does not use fair value measurements extensively.  It is therefore unlikely that the new rules will have a significant impact on any of the amounts recognised in the financial statements.  However, application of the new standard will impact the type of information disclosed in the notes to the financial statements.  The Group will adopt the new standard before its operative date, which means that it would be first applied in the annual reporting period ending 30 June 2014.

•             AASB 2011-4 Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosure Requirements (effective 1 July 2013)

In July 2011, the AASB decided to remove the individual key management personnel (KMP) disclosure requirements from AASB 124 Related Party Disclosures, to achieve consistency with the international equivalent standard and remove a duplication of the requirements with the Corporations Act 2001.  While this will reduce the disclosures that are currently required in the notes to the financial statements, it will not affect any of the amounts recognised in the financial statements.  The amendments apply from 1 July 2013 and cannot be adopted early.  The Corporations Act requirements in relation to remuneration reports will remain unchanged for now, but these requirements are currently subject to review and may also be revised in the near future.

•             Improvements to IFRS (2009-2011 project cycle) / (AASB 2012-5 Amendments to Australian Accounting Standard arising from Annual Improvements 2009-2011 cycle) (effective for annual periods beginning on or after 1 January 2013)

In June 2012, the AASB approved a number of amendments to Australian Accounting Standards as a result of the 2009-2011 annual improvements project.  The Group will apply the amendments from 1 July 2013.  The Group does not expect that any adjustments will be necessary as the result of applying the revised rules.

•             Revised IAS 19 / (AASB 119) Employee Benefits, AASB 2011-10 Amendments to Australian Accounting Standards arising from AASB 119 (September 2011) and AASB 2011-11  Amendments to AASB 119 (September 2011) arising from Reduced Disclosure Requirements  (effective 1 January 2013)

In June 2011 (AASB: September 2011), the IAS / (AASB) released a revised standard on accounting for employee benefits.  It requires the recognition of all remeasurements of defined benefit liabilities/assets immediately in other comprehensive income (removal of the so-called “corridor” method) and the calculation of a net interest expense or income by applying the discount rate to the net defined benefit liability or asset.  This replaces the expected return on plan assets that is currently included in profit or loss.  The standard also introduces a number of additional disclosures for defined benefit liabilities/assets and could affect the timing of the recognition of termination benefits.  The amendments will have to be implemented retrospectively.  The Group is still evaluating the impact of the new standard on its financial statements.  The Group will adopt the new standard when it becomes operative, being from 1 July 2013.

•             AASB 2012-3 Amendments to AASB 136 Recoverable Amount Disclosures for Non-Financial Assets (effective 1 January 2014)

The AASB has made small changes to some of the disclosures that are required under AASB 136 Impairment of Assets. These may result in additional disclosures if the Group recognises an impairment loss or the reversal of an impairment loss during the period.  They will not affect any of the amounts recognised in the financial statements.  The Group intends to apply the amendment from 1 July 2014.

There are no other standards that are not yet effective and that are expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

(c)              Principles of consolidation

Subsidiaries

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Genetic Technologies Limited (the “Company” or “Parent Entity”) as at 30 June 2013 and the results of all subsidiaries for the year then ended.  Genetic Technologies Limited and its subsidiaries together are referred to in this Financial Report as the “Group” or the “Consolidated Entity”.

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(c)              Principles of consolidation (cont.)

Subsidiaries (cont.)

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights.  The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.  Subsidiaries are fully consolidated from the date on which control is transferred to the Group.  They are de-consolidated from the date that control ceases.

Intercompany transactions, balances and unrealised gains / losses on transactions between Group companies are eliminated.  Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred.  Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the Group’s policies.  Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of comprehensive income, consolidated balance sheet and consolidated statement of changes in equity, respectively.

Associates

Associates are all entities over which the Group has significant influence but not control or joint control, generally accompanying a shareholding of between 20% and 50% of the voting rights.  Investments in associates are accounted for using the equity method of accounting, after initially being recognised at fair market value.  The Group’s investment in associates is detailed in Note 34.

The Group’s share of its associate’s post-acquisition profits or losses is recognised in profit or loss and its share of post-acquisition other comprehensive income is recognised in other comprehensive income.  The cumulative post-acquisition movements are adjusted against the carrying amount of the investment.  Dividends receivable from associates are recognised as a reduction in the carrying amount of the investment.

When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured long-term receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates.  Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.  Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Changes in ownership interests

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group.  A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary.  Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognised in a separate reserve within equity attributable to owners of Genetic Technologies Limited.

When the Group ceases to have control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value with the change in carrying amount recognised in profit or loss.  The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, jointly controlled entity or financial asset.  In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities.  This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.  If the ownership interest in a jointly-controlled entity or an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income are reclassified to profit or loss where appropriate.

(d)             Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker.  The chief operating decision maker, who is responsible for allocating resources and assessing the performance of the operating segments, has been identified as the Chief Executive Officer.

(e)              Foreign currency translation

The functional and presentation currency of Genetic Technologies Limited and its Australian subsidiaries is the Australian dollar (AUD).  Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction.  Monetary assets and liabilities which are denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.  All differences are taken to the statement of comprehensive income.

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(e)              Foreign currency translation (cont.)

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate ruling at the date of the initial transaction.  Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates ruling at the date when the fair value was determined.  The functional currencies of the Company’s five overseas subsidiaries are as follows:

Gtech International Resources Limited — Canadian dollars (CAD)

Genetic Technologies (Beijing) Limited — Chinese yuan (CNY)

GeneType AG — Swiss francs (CHF)

GeneType Corporation — United States dollars (USD)

Phenogen Sciences Inc. — United States dollars (USD)

As at the reporting date, the assets and liabilities of these subsidiaries are translated into the presentation currency of Genetic Technologies Limited at the rate of exchange ruling at the balance sheet date and the statement of comprehensive income is translated at the weighted average exchange rates for the period.  The exchange differences arising on the retranslation are taken directly to a separate component of equity.  On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the statement of comprehensive income.

(f)               Earnings per share (“EPS”)

Basic EPS is calculated by dividing the profit attributable to owners of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year.  Diluted EPS adjusts the figures used in the determination of basic EPS to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

(g)             Parent entity financial information

The financial information for the parent entity, Genetic Technologies Limited, as disclosed in Note 35, has been prepared on the same basis as the consolidated financial statements, except that investments in subsidiaries are accounted for at cost in the financial statements of Genetic Technologies Limited.  Loans to subsidiaries are written down to their recoverable value as at balance date.

(h)             Revenue recognition

Revenues are recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenues can be reliably measured.  Revenues are recognised at the fair value of the consideration received or receivable net of the amounts of Goods and Services Tax.  The following recognition criteria must also be met before revenue is recognised:

Revenue from the sale of the BREVAGen™ test

Refer Note 2(a) for details of the policy being adopted by the Group in relation to the recognition of revenue from the sale of the Company’s BREVAGen™ test.

Rendering of services

Revenues from the rendering of services are recognised when the services are provided and the fee for the services provided is recoverable.  Service arrangements are of short duration (in most cases less than three months).

License fees received

The Company licenses the use of its patented genetic technologies.  License fee income is recorded on the execution of a binding agreement where the Group has no future obligations, it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured.  The Group does not grant refunds to its customers.  Refer also to Note 2(x).

Royalties and annuities received

Royalties and annuities arising from the above licenses are recognised when earned in accordance with the substance of the agreement, in cases where no future performance is required by the Company and collection is reasonably assured.

Interest received

Revenue is recognised as the interest accrues using the effective interest method.  Interest charged on loans to related parties is charged on commercial and arm’s-length terms and conditions.

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(i)                Share-based payment transactions

The Group provides benefits to Group employees in the form of share-based payment transactions, whereby employees render services and receive rights over shares (“equity-settled transactions”).  There is currently an Employee Option Plan in place to provide these benefits to executives and employees and the cost of these transactions is measured by reference to the fair value at the date they are granted.

The fair value of options granted is determined by Cape Leveque Securities Pty. Ltd., an independent valuer, using a Black-Scholes option pricing model.  Cape Leveque Securities Pty. Ltd. has consented to having its name included in this Report.  In valuing equity-settled transactions, no account is taken of any non-market performance conditions.  The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the relevant vesting conditions are fulfilled, ending on the date the relevant employees become entitled to the award (“vesting date”).  The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired; and (ii) the number of awards that, in the opinion of the Directors of the Group, will ultimately vest.  This opinion is formed based on the best information available at balance date.

The Group uses non-market vesting conditions for its share-based payment transactions and no cumulative expense is recognised for any awards that do not ultimately vest.  Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified.  In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as at the date of modification.  Where appropriate, the dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.  The Company’s policy is to treat the options of terminated employees as forfeitures.

(j)                Income tax

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and unused tax losses.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.  However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss.  Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.  Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.  Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.  Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.  Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.  Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.  Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity.  In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

Tax consolidation legislation

Genetic Technologies Limited (“GTG”) and its wholly-owned Australian-resident subsidiaries have implemented the tax consolidation legislation.  The head entity, GTG, and the subsidiaries in the tax consolidated group account for their own current and deferred tax amounts.  These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand alone taxpayer in its own right.

In addition to its own current and deferred tax amounts, GTG also recognises the current tax assets / liabilities and the deferred tax assets arising from unused tax losses and tax credits assumed from subsidiaries in the tax consolidated group.  Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the Group.  Details about the tax funding agreement are disclosed in Note 10.  Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreements are recognised as a contribution to (or distribution from) wholly-owned tax subsidiaries.

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(k)             Other taxes

Revenues, expenses and assets are recognised net of the amount of Goods and Services Tax (GST) except where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and receivables and payables are stated with the amount of GST included.  The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.  Cash flows are included in the cash flow statement on a gross basis and the GST component arising from investing and financing activities, which is recoverable from / payable to the taxation authority, are classified as operating cash flows.

(l)                Withholding tax

The Group generates revenues from the granting of licenses to parties resident in overseas countries.  Such revenues may, in certain circumstances, be subject to the deduction of local withholding tax.  In such cases, revenues are recorded net of any withholding tax deducted.

(m)         Finance costs

Finance costs are recognised using the effective interest rate method.

(n)             Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of six months or less.  For the purposes of the cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above.  Cash at bank earns interest at floating rates based on daily bank deposit rates.  Short-term deposits are made for varying periods, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

(o)             Trade and other receivables

Trade receivables, which are non-interest bearing and generally have terms of between 30 to 90 days, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.  An allowance for doubtful debts is made when there is objective evidence that a receivable is impaired.  Such evidence includes an assessment of the debtor’s ability and willingness to pay the amount due.  The amount of the allowance/impairment loss is measured as the difference between the carrying amount of the trade receivables and the estimated future cash flows expected to be received from the relevant debtors.  Details regarding interest rate and credit risk of current receivables are disclosed in Note 36.

(p)             Inventories

Inventories principally comprise laboratory and other supplies and are valued at the lower of cost and net realisable value.  Inventory costs are recognised as the purchase price of items from suppliers plus freight inwards and any applicable landing charges.  Costs are assigned on the basis of weighted average cost.

(q)            Performance bonds and deposits

Performance bonds and deposits include cash deposits held as security for the performance of certain contractual obligations.

(r)              Property, plant and equipment

Plant and equipment is stated at cost less accumulated depreciation and any impairment in value.  Depreciation is calculated on either a straight-line or diminishing value basis over the estimated useful life of the respective asset as follows:

Laboratory equipment — 3 to 5 years

Computer equipment — 2 to 5 years

Office equipment — 2 to 5 years

Equipment under hire purchase — 3 years

Leasehold improvements — lease term, being between 1 and 5 years

Costs relating to day-to-day servicing of any item of property, plant and equipment are recognised in profit or loss as incurred.  The cost of replacing larger parts of some items of property, plant and equipment are capitalised when incurred and depreciated over the period until their next scheduled replacement, with the replacement parts being subsequently written off.

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(s)               Intangible assets

Patents

Patents held by the Group are used in the licensing, testing and research areas and are carried at cost and amortised on a straight-line basis over their useful lives, being from 5 to 10 years.  External costs incurred in filing and protecting patent applications, for which no future benefit is reasonably assured, are expensed as incurred.

Research and development costs

Costs relating to research and development activities are expensed as incurred.  An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development.  To date, all development costs have been expensed as incurred as their recoverability cannot be regarded as assured.

(t)                Goodwill

Goodwill on acquisition is initially measured at cost, being the excess of the cost of the business combination over the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities.  Following its initial recognition, goodwill is measured at cost less any accumulated impairment losses.  Goodwill is not amortised.

Goodwill is reviewed for impairment at each reporting date, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.  Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates.  Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.  Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.  Each unit or group of units to which the goodwill is so allocated represents the lowest level within the Group at which the goodwill is monitored for internal management purposes and is not larger than an operating segment in accordance with IFRS 8 (AASB 8) Operating Segments.

(u)             Impairment of assets (other than goodwill)

The Group assesses at each reporting date whether there is an indication that an asset may be impaired.  If any such indication exists, the Group makes an estimate of the asset’s recoverable amount.  An asset’s recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset’s value-in-use cannot be estimated to be close to its fair value.  In such cases, the asset is tested for impairment as part of the cash-generating unit to which it belongs.  When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  Impairment losses relating to operations are recognised in those expense categories consistent with the function of the impaired asset unless the asset is carried at its revalued amount, in which case the impairment loss is treated as a revaluation decrease.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased.  If such indication exists, the recoverable amount is estimated.  A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised.  If so, the carrying amount of the asset is increased to its recoverable amount.  The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years.  Such reversal is recognised in profit or loss unless it reverses a decrement previously charged to equity, in which case the reversal is treated as a revaluation increase.  After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(v)             Trade and other payables

Trade payables and other payables are carried at amortised cost and represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services.  Trade payables and other payables generally have terms of between 30 and 60 days.

(w)           Leases and hire purchase agreements

Finance leases and hire purchase agreements, which transfer to the Group substantially all the risks and benefits incidental to ownership of the financed item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments.

Lease and hire purchase payments are apportioned between finance charges and a reduction of the associated liability so as to achieve a constant rate of interest on the remaining balance of the liability.  Finance charges are recognised as an expense in profit or loss.  Capitalised leased assets and assets under hire purchase are depreciated over the shorter of the estimated useful life of the asset or the term of the agreement.  Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases.  Operating lease payments are recognised as an expense in the statement of comprehensive income on a straight-line basis over the lease term.

(x)             Deferred revenue

License revenues and annuities

License revenues received in respect of future accounting periods are deferred until the Company has fulfilled its obligations under the terms of the agreement.  Where deferred revenue relates to a license agreement with a specific term but the Company has no future performance obligations, the revenue is recognised on a straight-line accruals basis over the term in accordance with the substance of the agreements.  Where revenue has been deferred because the Company has future performance obligations, revenue is recognised as the Company’s performance obligations are satisfied.

Where a license agreement provides for the payment of regular annuities to the Company and the licensee has the right to terminate the agreement prior to the payment of those annuities with no penalty, the Company does not recognise revenue until such time as the associated cash payments are received, as it is not considered probable that the benefits of the transaction will flow to the Company until the cash collection is made.  Where such annuities are paid in advance, the revenue is allocated on a pro-rata basis with the balance being reflected in the balance sheet as a deferred revenue liability.

Genetic testing revenues

The Company operates facilities which provide genetic testing services.  The Company recognises revenue from the provision of these services when the services have been completed.  Fees received in advance of the testing process are deferred until such time as the Company completes its performance obligations.

Grant revenues

Grants are recognised when there is reasonable assurance that the grant will be received and all attaching conditions will be complied with.  When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.  When the grant relates to an asset, the fair value is credited to a deferred income account and is released to the statement of comprehensive income over the expected useful life of the relevant asset by equal annual instalments.

(y)             Employee benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date.  These benefits include wages and salaries, annual leave and long service leave.  Liabilities arising in respect of wages and salaries, annual leave and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled.  All other employee benefit liabilities are measured at the present value of the estimated future cash outflows to be made in respect of services provided by employees up to the reporting date using the projected unit credit method.  Expenses for non-accumulating sick leave are recognised when the leave is taken during the year and are measured at rates paid or payable.

In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.  Employee benefits expenses and revenues arising in respect of wages and salaries, non-monetary benefits, annual leave, long service leave and other leave benefits and other types of employee benefits are recognised against profits on a net basis in their respective categories.

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(z)              Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.  Where the Group expects some or all of a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.  The expense relating to any provision is presented in the statement of comprehensive income net of any reimbursement.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects market assessments of the time value of money and, where appropriate, the risks specific to the liability.  Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

(aa)      Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the Company.  Transaction costs arising on the issue of ordinary shares are recognised directly in equity as a deduction, net of tax, of the proceeds received.  The Company has a share-based payment option plan under which options to subscribe for the Company’s shares have been granted to certain executives and other employees (refer Note 29).

(ab)      Business combinations

The acquisition method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired.  The consideration transferred for the acquisition of a subsidiary comprises the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group.  The consideration transferred also includes the fair value of any contingent consideration arrangement and the fair value of any pre-existing equity interest in the subsidiary.  All costs relating to acquisitions are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.  On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of the net identifiable assets acquired is recorded as goodwill.  If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognised directly in profit or loss as a bargain purchase.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange.  The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

3.                  CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are evaluated and based on historical experience and other factors, including expectations of future events that may have a financial impact on the Company and that are believed to be reasonable under the circumstances.

(a)             Critical accounting estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events.  The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying value of certain assets and liabilities within the next annual reporting period are set out below.

Impairment of intangible assets and goodwill

The Group determines whether intangible assets, including goodwill, are impaired on at least a bi-annual basis, in accordance with the accounting policies stated in Notes 2(s) and 2(t).  This process requires an estimation to be made of the recoverable amount of the cash-generating units to which the respective assets are allocated.

3.                  CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (cont.)

(a)             Critical accounting estimates and assumptions (cont.)

Carrying value of investment in ImmunAid Limited

As at 30 June 2013, the Company’s investment in its associate ImmunAid Limited (“ImmunAid”) had a carrying value in its balance sheet of $3,932,384.  This investment is carried at the lower of its carrying amount and its recoverable amount, which is the higher of value in use and fair value less costs to sell.  As at 30 June 2013, the Company considered the net trading loss of the investment to be indicative of an impairment trigger and has tested its carrying value for impairment.

The Company has not recognised any impairment in the investment based of its assessment that, as at 30 June 2013, its fair value less costs to sell exceeds its carrying value.  In April 2012, ImmunAid issued shares to new investors at a price in excess of the current per share carrying value of the investment.  In addition, the Company noted that ImmunAid was recently allowed an exclusive US patent, which was positively received by the Market.  Taking these events in aggregate, the Company has concluded that there is no impairment in the investment for the year ended 30 June 2013.

Income and withholding taxes

The Group is subject to income and withholding taxes in both Australia and jurisdictions where it has foreign operations.  There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain.  Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current, deferred and withholding tax provisions in the period in which such determination is made (refer Notes 2(j), 2(k) and 2(l)).  In addition, the Group has considered the recognition of deferred tax assets relating to carried forward tax losses to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same subsidiary against which the unused tax losses can be utilised.  However, utilisation of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped (refer Note 10).

Share-based payments transactions

The Group measures the cost of equity-settled transactions with employees by reference to the value of the equity instruments at the date on which they are granted.  The fair value is determined by an independent valuer using a Black-Scholes options pricing model.

Useful lives of assets

The estimation of the useful lives of assets has been based on historical experience as well as lease terms (for leased equipment) and patent terms (for patents).  In addition, the condition of the assets is assessed at least annually and considered against the remaining useful life and adjustments to useful lives are made when considered necessary.

(b)             Critical judgements in applying the entity’s accounting policies

Research and development costs

An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development.

To date, all development costs have been expensed as incurred as their recoverability cannot be regarded as assured.  In addition to the costs incurred by the Company’s research and development group, costs of clinical and other trials are also included.  The costs of research and development are expensed in full in the period in which they are incurred.  The Group will only capitalise its development expenses when specific milestones are met and when the Group is able to demonstrate that future economic benefits are probable.

4.                   COST OF SALES

	Consolidated
	2013	2012
	$	$
Inventories used	823,139	859,206
Direct labour costs	785,722	864,286
Depreciation expense	173,300	230,349
Inventories written off / (back)	163,306	(5,216)
Total cost of sales	1,945,467	1,948,625

5.      OTHER REVENUE

	Consolidated
	2013	2012
	$	$
License fees received	3,579,677	1,189,170
Royalties and annuities received	1,205,236	1,337,429
Interest revenue	217,441	609,807
Total other revenue	5,002,354	3,136,406

6.                  GAIN ON DECONSOLIDATION OF SUBSIDIARY

Recognition of investment in associate (Note 34)	—	4,546,951
Removal of net assets of associate on loss of control of a subsidiary	—	528,433
Removal of non-controlling interests (Note 25)	—	37,771
Profit received from sale of shares in associate	—	20
Total gain on deconsolidation of subsidiary	—	5,113,175

Note:        During the year ended 30 June 2012, the Group deconsolidated its former subsidiary, ImmunAid Limited (refer Note 27).  As a result, the net assets and non-controlling interest of the formerly-consolidated subsidiary were derecognised from the Group at the carrying amounts on the date that control was lost.  The retained equity interest has been recorded as an investment in associate in accordance with Note 2(c) at its fair value, as described in Note 3(a).

7.                  EXPENSES

Amortisation of intangible assets	127,565	181,048
Depreciation of fixed assets	97,444	150,547
Employee benefits expenses	6,938,342	8,194,251
Operating lease expenses	369,254	354,958
Research and development expenses	573,377	892,274
Net impairment of intangible assets	—	104,338

8.                  OTHER INCOME AND EXPENSES

Net foreign exchange gains	46,264	141,364
Net profit / (loss) on disposal of plant and equipment	(1,416)	31,455
Management fees received	8,000	4,875
Research and development tax credit	181,036	—
Net profit on disposal of investments accounted for using the equity method	1,606	—
Loss on disposal of shares in subsidiary (Notes 27 and 32)	—	(10)
Total other income and expenses	235,490	177,684

9.                  LOSS PER SHARE

The following reflects the income and share data used in the calculations of basic and diluted loss per share:

	2013	2012
	$	$
Loss for the year attributable to the owners of Genetic Technologies Limited	(9,298,367)	(5,287,523)
Weighted average number of ordinary shares used in calculating loss per share	472,084,970	460,402,869

Note:        None of the 9,525,000 (2012: 20,125,000) options over the Company’s ordinary shares that were outstanding as at the reporting date are considered to be dilutive for the purposes of calculating diluted earnings per share.

10.    INCOME TAX

	Consolidated
	2013	2012
	$	$
Reconciliation of income tax expense to prima facie tax payable
Loss before income tax expense	(9,349,483)	(5,296,828)

Tax at the Australian tax rate of 30% (2012: 30%)	(2,804,845)	(1,589,048)

Tax effect amounts which are not deductible / (taxable) in calculating taxable income

Net impairment losses and other write-downs	54,883	31,301
Share-based payments expense	66,902	608,497
Share of net loss of associate accounted for using the equity method	131,156	39,611
Capital raising expenses	(48,328)	(48,328)
Gain on deconsolidation of subsidiary	—	(1,533,953)
Research and development tax incentive	(54,311)	—
Withholding tax expense	20,330	19,753
Other non-deductible items	6,869	4,980
	(2,627,344)	(2,467,187)
Tax effect of adjustments relating to temporary differences

Amortisation and depreciation expenses	46,701	25,557
Net movements in provisions	4,794	26,111
Settlement proceeds from Applera Corporation	(134,757)	(131,134)
Adjustment for amended tax returns of prior periods	1,159,185	1,264,668
Tax losses utilised	—	—
Tax losses not recognised	1,551,421	1,281,985
Income tax expense	—	—

Deferred tax assets
Deferred revenue	96,234	79,994
Applera settlement	350,002	484,759
Intangible assets	2,404,695	2,099,763
Doubtful debts	64,286	26,635
Provisions	259,477	254,683
Other	52,553	—
Total deferred tax assets	3,227,247	2,945,834
Deferred tax assets on temporary differences not brought to account	(3,227,247)	(2,945,834)
Total net deferred tax assets	—	—

Tax losses
Unused tax losses for which no deferred tax asset has been recognised	41,135,676	35,964,273
Potential tax benefit @ 30%	12,340,703	10,789,282

Subject to the Group continuing to meet the relevant statutory tests, the tax losses are available for offset against future taxable income.

As at balance date, there are unrecognised tax losses with a benefit of approximately $12,340,703 (2012: $10,789,282) that have not been recognised as a deferred tax asset to the Group.  These unrecognised deferred tax assets will only be obtained if:

(a)             The Group companies derive future assessable income of a nature and amount sufficient to enable the benefits to be realised;

(b)             The Group companies continue to comply with the conditions for deductibility imposed by the law; and

(c)              No changes in tax legislation adversely affect the Group companies from realising the benefit.

10.    INCOME TAX (cont.)

Tax consolidation legislation

Genetic Technologies Limited and its wholly-owned Australian subsidiaries implemented the tax consolidation legislation as from 1 July 2003.  The accounting policy in relation to this legislation is set out in Note 2(k).

The entities in the tax consolidated group have entered into a Tax Sharing Agreement which, in the opinion of the Directors, limits the joint and several liabilities of the wholly-owned entities in the case of a default by the head entity, Genetic Technologies Limited.

The entities have also entered into a Tax Funding Agreement under which the wholly-owned entities fully compensate Genetic Technologies Limited for any current tax payable assumed and are compensated by Genetic Technologies Limited for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to Genetic Technologies Limited under the tax consolidation legislation.  The funding amounts are determined by reference to the amounts recognised in the respective subsidiaries’ financial statements.

The amounts receivable or payable under the Tax Funding Agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year.

As at 30 June 2013, there are no unrecognised temporary differences associated with the Group’s investments in subsidiaries, as the Group has no liability for additional taxation should unremitted earnings be remitted (2012: $nil).

11.           CASH AND CASH EQUIVALENTS

	Consolidated
	2013	2012
	$	$
Reconciliation of cash and cash equivalents
Cash at bank and on hand	1,721,293	2,380,114
Short-term deposits	—	6,520,121
Total cash and cash equivalents	1,721,293	8,900,235

Reconciliation of loss for the year
Reconciliation of loss for the year after income tax to net cash flows used in operating activities is as follows:
Loss for the year after income tax	(9,349,483)	(5,296,828)
Adjust for non-cash items
Amortisation and depreciation expenses	398,309	561,944
Share-based payments expense	223,005	2,028,323
Net impairment losses and other write-downs	—	104,338
Share of loss of associate	437,185	132,037
Loss on disposal of shares in subsidiary	—	10
Fair value gain on deconsolidation of subsidiary	—	(5,113,175)
Provision for advance to associate	173,193	—
Net (profit) / loss on disposal of plant and equipment	1,416	(31,455)
Net foreign exchange (gains) / losses	(52,114)	(141,365)
Net (profit) / loss on disposal of shares in associate	(1,606)	—
Adjust for changes in assets and liabilities
(Increase) / decrease in trade and other receivables	167,333	178,394
(Increase) / decrease in prepayments and other assets	137,940	(62,466)
(Increase) / decrease in performance bonds and deposits	(191,836)	(14,811)
Increase / (decrease) in trade and other payables	469,764	(209,256)
Increase / (decrease) in deferred revenue	54,135	103,100
Increase / (decrease) in provisions	15,980	87,036
Net cash flows from / (used in) operating activities	(7,516,779)	(7,674,174)

Non-cash activities

There were no non-cash activities during the 2013 financial year.

11.    CASH AND CASH EQUIVALENTS (cont.)

	Consolidated
	2013	2012
	$	$
Financing facilities available
As at 30 June 2013, the following financing facilities had been negotiated and were available:
Total facilities
Hire purchase facility	—	2,500,000
Credit cards	215,603	199,208
Facilities used as at reporting date
Hire purchase facility	—	(17,748)
Credit cards	(60,918)	(15,861)
Facilities unused as at reporting date
Hire purchase facility	—	2,482,252
Credit cards	154,685	183,347

12.           TRADE AND OTHER RECEIVABLES (CURRENT)

Trade receivables	513,633	474,843
Less: provision for doubtful debts	(214,285)	(88,783)
Net trade receivables	299,348	386,060
Accrued interest	—	57,948
Other receivables	29,294	51,967
Total net current trade and other receivables	328,642	495,975

Note:        Trade and other receivables for the Group include amounts due in US dollars of USD 42,140 (2012: USD 61,336) and European euros of EUR 90,000 (2012: EUR 90,000).

Refer Note 36 for details of aging, interest rate and credit risks applicable to trade and other receivables for which, due to their short-term nature, their carrying value approximates their fair value.

13.           PREPAYMENTS AND OTHER ASSETS (CURRENT)

Prepayments	184,394	219,409
Inventories at the lower of cost and net realisable value	213,791	316,716
Total current prepayments and other assets	398,185	536,125

14.           PERFORMANCE BONDS AND DEPOSITS (CURRENT)

Performance bonds	206,259	15,260
Deposits	3,037	2,200
Total current performance bonds and deposits	209,296	17,460

15.           INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (NON-CURRENT)

Shares in associate (Note 34)	3,932,384	4,414,914
Total non-current investments accounted for using the equity method	3,932,384	4,414,914

16.           PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	2013	2012
	$	$
Laboratory equipment, at cost	3,880,330	3,953,756
Less: accumulated depreciation	(2,824,044)	(2,706,111)
Less: impairment loss	(751,325)	(751,325)
Net laboratory equipment	304,961	496,320
Computer equipment, at cost	695,288	657,337
Less: accumulated depreciation	(617,439)	(571,706)
Net computer equipment	77,849	85,631
Office equipment, at cost	224,949	219,500
Less: accumulated depreciation	(190,301)	(168,116)
Net office equipment	34,648	51,384
Equipment under hire purchase, at cost	1,282,389	1,282,389
Less: accumulated depreciation	(1,272,389)	(1,271,014)
Less: impairment loss	(10,000)	(10,000)
Net equipment under hire purchase	—	1,375
Leasehold improvements, at cost	111,873	109,748
Less: accumulated depreciation	(106,163)	(101,540)
Net leasehold improvements	5,710	8,208
Total net property, plant and equipment	423,168	642,918

Reconciliation of property, plant and equipment
Opening gross carrying amount	6,222,730	6,518,757
Add: additions purchased during the year	53,611	76,314
Less: disposals made during the year	(81,512)	(372,341)
Closing gross carrying amount	6,194,829	6,222,730
Opening accumulated depreciation and impairment losses	(5,579,812)	(5,571,257)
Add: disposals made during the year	78,895	372,341
Less: depreciation expense charged	(270,744)	(380,896)
Closing accumulated depreciation and impairment losses	(5,771,661)	(5,579,812)
Total net property, plant and equipment	423,168	642,918

Reconciliation of movements in property, plant and equipment by asset category

	Opening			Depreciation	Closing
	net carrying	Additions	Net disposals	expense and	net carrying
Asset category	amount	during year	during year	impairment loss	amount
	$	$	$	$	$
Laboratory equipment	496,320	609	—	(191,968)	304,961
Computer equipment	85,631	45,428	(2,617)	(50,593)	77,849
Office equipment	51,384	5,449	—	(22,185)	34,648
Equipment under hire purchase	1,375	—	—	(1,375)	—
Leasehold improvements	8,208	2,125	—	(4,623)	5,710
Totals	642,918	53,611	(2,617)	(270,744)	423,168

17.           INTANGIBLE ASSETS AND GOODWILL

	Consolidated
	2013	2012
	$	$
Patents
Patents, at cost	36,594,310	36,322,585
Less: accumulated amortisation	(32,797,420)	(32,501,457)
Less: impairment losses	(3,632,338)	(3,632,338)
Total net patents	164,552	188,790

Other intangible assets
Assets associated with BREVAGenTM breast cancer risk test, at cost	1,033,273	1,033,273
Less: accumulated amortisation	(206,654)	(103,327)
Total net other intangible assets	826,619	929,946

Goodwill
Goodwill, at cost	358,012	358,012
Less: accumulated impairment	(42,624)	(42,624)
Total net goodwill	315,388	315,388
Total net intangible assets and goodwill	1,306,559	1,434,124

Reconciliation of patents
Opening gross carrying amount	36,322,585	36,538,523
Adjust for exchange rate movements	271,725	(215,938)
Closing gross carrying amount	36,594,310	36,322,585
Opening accumulated amortisation and impairment losses	(36,133,795)	(36,167,674)
Add: amortisation expense charged (refer below)	(24,238)	(77,721)
Add: impairment losses (refer below)	—	(104,338)
Adjust for exchange rate movements	(271,725)	215,938
Closing accumulated amortisation and impairment losses	(36,429,758)	(36,133,795)
Total net patents	164,552	188,790

Reconciliation of other intangible assets
Opening net carrying amount	929,946	1,033,273
Add: amortisation expense charged (refer below)	(103,327)	(103,327)
Total net other intangible assets	826,619	929,946

Reconciliation of goodwill
Opening gross carrying amount	358,012	358,012
Less: goodwill written off	—	—
Closing gross carrying amount	358,012	358,012
Opening accumulated impairment losses	(42,624)	(42,624)
Add: goodwill written off	—	—
Closing accumulated impairment losses	(42,624)	(42,624)
Total net goodwill	315,388	315,388

17.           INTANGIBLE ASSETS AND GOODWILL (cont.)

Remaining useful lives

The assets associated with the BREVAGenTM breast cancer risk test have a remaining useful life of 8 years as at 30 June 2013.

Disclosure of expenses

The total amortisation expense charged during the year in respect of intangible assets of $127,565 is disclosed in the consolidated statement of comprehensive income under the headings of laboratory and research and development costs ($103,327) and licensing, patent and legal costs ($24,238).

18.           TRADE AND OTHER PAYABLES (CURRENT)

	Consolidated
	2013	2012
	$	$
Trade payables	622,216	332,636
Other payables	377,829	342,539
Accrued expenses	375,491	230,597
Total current trade and other payables	1,375,536	905,772

Note:        Trade payables and other payables for the Group include amounts due in US dollars of USD 307,332 (2012: USD 210,304), Chinese yuan of CNY 41,291 (2012: CNY 49,128), Canadian dollars of CAD 171,900 (2012: CAD 7,886), European euros of EUR 20,804 (2012: EUR 1,652), Swiss francs of CHF 3,090 (2012: CHF 3,090), New Zealand dollars of NZD 839 (2012: NZD 1,817) and Japanese yen of JPY 62,928 (2012: JPY 69,677).

Refer Note 36 for details of contractual maturity and management of interest rate, foreign exchange and liquidity risks applicable to trade and other payables for which, due to their short-term nature, their carrying value approximates their fair value.

19.           INTEREST-BEARING LIABILITIES (CURRENT)

Hire purchase liability (Notes 30 and 36)	—	17,748
Total current interest-bearing liabilities	—	17,748

Note:        The carrying values of the hire purchase liabilities approximate their fair values.

20.           DEFERRED REVENUE (CURRENT)

Genetic testing fees received in advance	320,781	266,646
Total current deferred revenue	320,781	266,646

21.           PROVISIONS (CURRENT AND NON-CURRENT)

Current provisions
Annual leave	415,511	439,186
Long service leave	353,188	301,216
Total current provisions	768,699	740,402

Non-current provisions
Long service leave	96,224	108,541
Total non-current provisions	96,224	108,541
Total provisions	864,923	848,943

21.           PROVISIONS (CURRENT AND NON-CURRENT)

	Consolidated
	2013	2012
	$	$
Reconciliation of annual leave provision
Balance at the beginning of the financial year	439,186	417,603
Add: obligation accrued during the year	382,655	452,638
Less: utilised during the year	(406,330)	(431,055)
Balance at the end of the financial year (note)	415,511	439,186

Reconciliation of long service leave provision
Balance at the beginning of the financial year	409,757	344,304
Add: obligation accrued during the year	50,995	65,453
Less: utilised during the year	(11,340)	—
Balance at the end of the financial year (note)	449,412	409,757

Note:        The current provisions for annual leave and long service leave include a total amount of $353,188 (2012: $439,186) in respect of obligations which, based on historical evidence, the Company estimates will be settled more than 12 months from balance date.

22.           CONTRIBUTED EQUITY

Issued and paid-up capital
Fully paid ordinary shares	83,735,845	83,280,142
Total contributed equity	83,735,845	83,280,142

Movements in shares on issue

Year ended 30 June 2013	Shares	$

Balance at the beginning of the financial year	464,771,819	83,280,142
Add: shares issued during the year from the exercise of options	10,700,000	481,500
Less: other share transaction costs	—	(25,797)
Balance at the end of the financial year	475,471,819	83,735,845

Year ended 30 June 2012	Shares	$

Balance at the beginning of the financial year	404,605,152	72,378,105
Add: shares issued during the year as part of private placement	60,000,000	10,894,537
Add: shares issued during the year from the exercise of options	166,667	7,500
Balance at the end of the financial year	464,771,819	83,280,142

Terms and conditions of contributed equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.  Ordinary shares, which have no par value, entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

Capital management

When managing capital, Management’s objective is to ensure that the Group continues as a going concern as well as to provide returns for shareholders and benefits for other stakeholders.  Management also aims to maintain a capital structure to reduce the entity’s cost of capital.

23.    RESERVES

	Consolidated
	2013	2012
	$	$
Foreign currency translation	(152,511)	(161,858)
Share-based payments	4,104,282	3,881,277
Total reserves	3,951,771	3,719,419

Reconciliation of foreign currency translation reserve
Balance at the beginning of the financial year	(161,858)	(155,040)
Add: net currency translation gain / (loss)	9,347	(6,818)
Balance at the end of the financial year	(152,511)	(161,858)

Reconciliation of share-based payments reserve
Balance at the beginning of the financial year	3,881,277	1,852,954
Add: share-based payments expense	223,005	2,028,323
Balance at the end of the financial year	4,104,282	3,881,277

Nature and purpose of reserves

Foreign currency translation reserve

This reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Share-based payments reserve

This reserve is used to record the value of share-based payments provided to employees and others providing similar services as part of their remuneration.

24.           ACCUMULATED LOSSES

	Consolidated
	2013	2012
	$	$
Balance at the beginning of the financial year	(72,751,549)	(67,464,026)
Add: net loss attributable to owners of Genetic Technologies Limited	(9,298,367)	(5,287,523)
Balance at the end of the financial year	(82,049,916)	(72,751,549)

25.           NON-CONTROLLING INTERESTS

Reconciliation of non-controlling interests in subsidiaries
Balance at the beginning of the financial year	154,630	202,002
Add: movements during the year
Less: share of operating losses	(51,116)	(9,305)
Less: share of movement in reserves	17,073	(296)
Net loss attributable to non-controlling interests	(34,043)	(9,601)
Add / (less): share / (reversal) of issued capital	—	(37,771)
Balance at the end of the financial year	120,587	154,630

26.    OPTIONS

As at 30 June 2013, the following options over ordinary shares in the Company were outstanding.

	2013	Weighted ave. exercise price	2012	Weighted ave. exercise price
Unlisted employee options (refer below)	9,525,000	$0.147	20,125,000	$0.099

On 30 November 2001, the Directors of the Company established a Staff Share Plan.  On 19 November 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan.  Under the terms of the respective Plans, the Directors of the Company may grant options over ordinary shares in Genetic Technologies Limited to executives, consultants and employees of the Group.  The options, which are granted at nil cost, are not transferable and are not quoted on ASX.  As at 30 June 2013, there were 4 executives and 18 employees who held options that had been granted under the Plans.  Options granted under the Plans carry no rights to dividends and no voting rights.

The movements in the number of options granted under the Plans are as follows:

	2013	Weighted ave. exercise price	2012	Weighted ave. exercise price
Balance at the beginning of the financial year	20,125,000	$0.099	19,650,000	$0.109
Add: options granted during the year	3,650,000	$0.129	3,250,000	$0.145
Less: options exercised during the year	(10,700,000)	$0.045	(166,667)	$0.045
Less: options forfeited during the year	(1,550,000)	$0.093	(1,958,333)	$0.165
Less: options expired during the year	(2,000,000)	$0.216	(650,000)	$0.462
Balance at the end of the financial year	9,525,000	$0.147	20,125,000	$0.099
Exercisable at the end of the financial year	3,166,667	$0.155	14,958,333	$0.077

A total of $481,500 was raised from the exercise of 10,700,000 options granted under the Employee Option Plan during the year ended 30 June 2013 (2012: $7,500).  The weighted average share price at the dates on which the options were exercised during the year ended 30 June 2013 was $0.106 (2012: $0.128).

The numbers of options outstanding as at 30 June 2013 by ASX code, including the respective dates of expiry and exercise prices, are tabled below (refer Note 29 for further information).  The options tabled below are not listed on ASX.

Option description	2013	Weighted ave. exercise price	2012	Weighted ave. exercise price
GTGAI (expiring 8 May 2015)	500,000	$0.045	12,000,000	$0.045
GTGAK (expiring 20 February 2017)	1,750,000	$0.120	2,250,000	$0.120
GTGAM (expiring 31 July 2016)	1,000,000	$0.200	1,000,000	$0.200
GTGAO (expiring 29 August 2017)	2,650,000	$0.140	—	—
GTGAQ (expiring 1 December 2017)	250,000	$0.100	—	—
GTGAS (expiring 25 January 2018)	750,000	$0.100	—	—
GTGAW (expiring 31 March 2016)	2,625,000	$0.190	2,875,000	$0.190
GTGAW (expiring 31 May 2013)	—	—	300,000	$0.190
GTGAY (expiring 23 October 2012)	—	—	1,700,000	$0.220
Balance at the end of the financial year	9,525,000	$0.147	20,125,000	$0.099

The weighted average remaining contractual life of options outstanding as at 30 June 2013 was 3.48 years (2012: 3.00 years).

27.           CHANGES IN THE COMPOSITION OF THE ENTITY

Sale of shares in ImmunAid Limited

On 7 August 2012, the Company sold a total of 46,951 ordinary shares in former subsidiary ImmunAid Limited for a total consideration of $46,951, prior to the payment of associated costs.  As a result, the Company’s equity interest in the shares of ImmunAid Limited was reduced from 45.5% to 45.0%.

28.           SEGMENT INFORMATION

Identification of reportable segments

The Group has identified three reportable segments based on the similarity of the products produced and sold and/or the services provided, as these represent the sources of the Group’s major risks and have the greatest effect on the rates of return.  The separate groups of products and services are then divided into operating businesses, the performances of which are reported to the Chief Executive Officer, the Senior Leadership Team and the Board of Directors on a monthly basis.  The segments are reported in a manner that is consistent with the internal reporting provided to the chief operating decision maker.  The Group also separately reports the corporate headquarter function to clearly identify costs associated with that function.  The corporate function is not considered to be an operating or reportable segment.

The Group’s three operating segments can be described as follows:

Operations — involves the provision of a range of genetic testing services.

Licensing — involves the out-licensing of the Group’s “non-coding” technology.

Research — involves the undertaking of a range of research and development projects in the field of genetics and related areas.

The Corporate disclosures below include all revenues, costs, assets and liabilities associated with the headquarter function.

Business segments

		Revenues and income
Segment		Sales	Other	Totals	Profit / (loss)
		$	$	$	$
Operations	2013	3,377,183	(1,419)	3,375,764	(6,725,608)
	2012	3,691,215	31,455	3,722,670	(5,747,234)
Licensing	2013	—	4,784,913	4,784,913	2,385,088
	2012	—	2,526,599	2,526,599	1,258,761
Research	2013	—	181,036	181,036	(392,341)
	2012	—	—	—	(892,274)
Sub-total	2013	3,377,183	4,964,530	8,341,713	(4,732,861)
	2012	3,691,215	2,558,054	6,249,269	(5,380,747)
Corporate	2013	—	273,314	273,314	(4,616,622)
	2012	—	5,869,211	5,869,211	83,919
Totals	2013	3,377,183	5,237,844	8,615,027	(9,349,483)
	2012	3,691,215	8,427,265	12,118,480	(5,296,828)

				Amortisation	Impairment	Purchases of
Segment		Assets	Liabilities	/depreciation	losses/write downs	equipment
		$	$	$	$	$
Operations	2013	1,960,237	(1,477,080)	(333,058)	—	42,469
	2012	2,578,637	(1,210,360)	(433,124)	—	66,162
Licensing	2013	551,293	(168,593)	(26,894)	—	712
	2012	184,103	(100,458)	(28,195)	—	1,050
Research	2013	35,224	(119,767)	(19,192)	—	990
	2012	62,403	(48,865)	(79,707)	(104,338)	2,443
Sub-total	2013	2,546,754	(1,765,440)	(379,144)	—	44,171
	2012	2,825,143	(1,359,683)	(541,026)	(104,338)	69,655
Corporate	2013	5,772,773	(795,800)	(19,165)	—	9,440
	2012	13,616,608	(679,426)	(20,918)	—	6,659
Totals	2013	8,319,527	(2,561,240)	(398,309)	—	53,611
	2012	16,441,751	(2,039,109)	(561,944)	(104,338)	76,314

28.           SEGMENT INFORMATION (cont.)

Geographic information

Australia — is the home country of the parent entity and the location of the Company’s genetic testing and licensing operations.

USA — is the home of Phenogen Sciences Inc. and GeneType Corporation.

China — is the home of Genetic Technologies (Beijing) Limited.

Canada — is the home of Gtech International Resources Limited.

Switzerland — is the home of GeneType AG.

Geographic segments

		Revenues and income
Segment		Sales	Other	Totals	Loss
		$	$	$	$
Australia	2013	3,047,672	6,144,771	9,192,443	(4,782,247)
	2012	3,649,522	8,536,940	12,186,462	(2,055,144)
USA	2013	329,511	(906,929)	(577,418)	(4,330,769)
	2012	41,693	(109,678)	(67,985)	(3,161,898)
China	2013	—	—	—	(10,258)
	2012	—	1	1	(29,384)
Canada	2013	—	—	—	(211,397)
	2012	—	—	—	(38,484)
Switzerland	2013	—	2	2	(14,812)
	2012	—	3	3	(11,918)
Totals	2013	3,377,183	5,237,844	8,615,027	(9,349,483)
	2012	3,691,215	8,427,265	12,118,480	(5,296,828)

				Amortisation	Impairment	Purchases of
Segment		Assets	Liabilities	/depreciation	losses /write downs	equipment
		$	$	$	$	$
Australia	2013	7,809,210	7,698,493	(376,424)	—	45,164
	2012	15,768,900	3,842,342	(540,381)	(104,338)	68,950
USA	2013	279,137	(9,584,715)	(21,885)	—	8,447
	2012	413,203	(5,398,129)	(21,563)	—	7,364
China	2013	—	(364,005)	—	—	—
	2012	3	(352,357)	—	—	—
Canada	2013	219,380	(172,219)	—	—	—
	2012	249,056	(7,571)	—	—	—
Switzerland	2013	11,800	(138,794)	—	—	—
	2012	10,589	(123,394)	—	—	—
Totals	2013	8,319,527	(2,561,240)	(398,309)	—	53,611
	2012	16,441,751	(2,039,109)	(561,944)	(104,338)	76,314

Additional segment disclosures

Other revenues and income - corporate includes interest received of $217,441 (2012: $609,807).

Expenses - corporate includes employee benefits expenses of $1,756,159 (2012: $3,495,637) and a share of loss in associate of $437,185 (2012: $132,037).

Assets - corporate includes cash of $1,721,293 (2012: $8,900,235).

Liabilities - corporate includes trade and other payables of $579,570 (2012: $449,034) and provisions of $216,231 (2012: $228,990).

The Corporate business and the Australian geographic segments include a share of loss in associate of $437,185 (2012: $132,037).

There were no intersegment sales.

28.           SEGMENT INFORMATION (cont.)

Additional segment disclosures (cont.)

Included in the above figures are the following intersegment balances and transactions:

	Consolidated
	2013	2012
	$	$
Loan payable (USA) and loan receivable (Australia)	9,313,022	5,223,612
Loan payable (China) and loan receivable (Australia)	633	633
Loan payable (Switzerland) and loan receivable (Australia)	135,210	120,210
Accounts payable (China) and accounts receivable (Australia)	351,712	344,074
Foreign exchange gain (USA) and foreign exchange loss (Australia)	905,700	109,678
Cost of sales (USA) and sales (Australia)	49,136	11,572

Segment products and locations

The three principal business segments of the Group are operations, licensing and research.  The principal geographic segment is Australia, with the Company’s headquarters being located in Melbourne in the State of Victoria.

Segment accounting policies

Segment information is prepared in conformity with the accounting policies of the entity and Accounting Standard IFRS 8 (AASB 8) Operating Segments which was adopted by the Company in 2009.  As a result, the primary reporting segments now reflect more closely the information that Management uses to make decisions about operating matters.  Interest received and finance costs are allocated under the heading Corporate as they are not part of the core operations of any other segment.

Major customers

The Group has a number of major customers to which it provides both products and services.  During the year ended 30 June 2013, there were no customers from whom the Group generated revenues representing more than 10% of the total consolidated revenue from operations.  During the year ended 30 June 2012, there was one such customer.

29.           EMPLOYEE BENEFITS

Employee options

On 30 November 2001, the Directors of the Company established a Staff Share Plan.  On 19 November 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan.  Under the terms of the respective Plans, the Directors may, at their discretion, grant options over the ordinary shares in the Genetic Technologies Limited to executives, consultants, employees, and formerly Non-Executive Directors, of the Group (refer Notes 26 and 32).

During the period from October 2012 to March 2013, a total of 3,650,000 options over ordinary shares (expiring 29 August 2017 to 25 January 2018) were granted, at no cost, to a number of employees of the Company’s US subsidiary, Phenogen Sciences Inc.  Each option entitles the holders to acquire one ordinary share at a cost of between $0.10 and $0.14 (refer Note 26), settled in cash.

The above options granted during the 2013 financial year vest in three equal tranches after 12 months, 24 months and 36 months from the date of grant, respectively.  As at 30 June 2013, there were 4 executives and 18 employees who held options that had previously been granted under the Plans.

The fair value of each option granted under the Employee Option Plan is estimated by an external valuer using a Black-Scholes option-pricing model with the following assumptions used for grants made during the years ended 30 June 2013 and 2012:

	2013	2012
Dividend yield	—	—
Historic volatility and expected volatility	95%	83%
Option exercises prices	$0.10 to $0.14	$0.12 to $0.20
Weighted average exercise price	$0.129	$0.145
Risk-free interest rate	3.24% to 3.66%	3.23% to 3.65%
Expected life of an option	4 years to 5 years	4 years to 5 years

29.           EMPLOYEE BENEFITS (cont.)

Superannuation commitments

The Group does not have any defined benefit funds.  In respect of the year ended 30 June 2013, the Group made statutory contributions to various superannuation funds on behalf of all employees in Australia at a rate of 9% per annum, in addition to making other superannuation contributions as part of salary packaging arrangements with staff.  All contributions are expensed when incurred.  In respect of the period commencing 1 July 2013, the rate increased to 9.25%.  Contributions made by the Group of up to 9% per annum of employees’ wages and salaries are legally enforceable in Australia.

Other employee benefits

During the year ended 30 June 2012, the Company disposed of shares in former subsidiary ImmunAid Limited to parties related to the Company at a price below their fair market value.  As a result, a share-based payments expense of $1,759,980 was reflected in the consolidated statement of comprehensive income for the year ended 30 June 2012.

30.           COMMITMENTS AND CONTINGENCIES

	Consolidated
	2013	2012
	$	$
Hire purchase expenditure commitments
Minimum hire purchase payments
- not later than one year	—	17,981
- later than one year but not later than five years	—	—
- later than five years	—	—
Total minimum hire purchase payments	—	17,981
Less: future finance charges	—	(233)
Present value of hire purchase payments (Note 19)	—	17,748

Operating lease expenditure commitments
Minimum operating lease payments
- not later than one year	359,497	370,837
- later than one year but not later than five years	376,450	790,087
- later than five years	—	—
Total minimum operating lease payments	735,947	1,160,924

As at 30 June 2013, the above operating leases related to the following premises that are currently occupied by the Group:

Location	Landlord	Use	Date of expiry of lease	Minimum payments ($)
60-66 Hanover Street Fitzroy, Victoria 3065 Australia	Crude Pty. Ltd.	Office / laboratory	31 August 2015	723,942
9115 Harris Corners Parkway, Suite 320 Charlotte, North Carolina 28269 USA	New Boston Harris Corners LLC	Office	31 October 2013	12,005
			Total	735,947

Apart from the above, there were no other commitments or contingencies as at 30 June 2013.

31.    AUDITORS’ REMUNERATION

	Consolidated
	2013	2012
	$	$
Audit services
PricewaterhouseCoopers in respect of:
Audit of the Company’s Financial Report under the Corporations Act 2001	275,167	267,880
Other audit firms in respect of:
Audit of the Financial Reports of subsidiaries	16,425	16,360
Total remuneration in respect of audit services	291,592	284,240

Non-audit services
Other audit firms in respect of:
Tax advice and compliance, accounting and other services	5,676	18,390
Total remuneration in respect of non-audit services	5,676	18,390
Total auditors’ remuneration	297,268	302,630

32.    RELATED PARTY DISCLOSURES

Ultimate parent

Genetic Technologies Limited is the ultimate Australian parent company.  As at the date of this Report, no shareholder controls more than 50% of the issued capital of the Company.

Transactions within the Group and with other related parties

During the year ended 30 June 2013, various transactions between entities within the Group and other related parties occurred, as listed below.  Except where noted, all amounts were charged on commercial, arm’s-length terms and at commercial rates.

ImmunAid Limited

ImmunAid Limited (“ImmunAid”) is a former subsidiary of Genetic Technologies Limited (the “Company”) in which the Company holds a total of 4,500,000 ordinary shares, representing a 45% direct equity interest in ImmunAid.  Transactions between the Company and ImmunAid, and those involving shares in ImmunAid, that were undertaken during the year have been summarised as follows:

•             On 7 August 2012, the Company sold a total of 46,951 ordinary shares in ImmunAid at a price of $1.00 per share, generating total consideration of $46,951.  In respect of this sale, the Company paid commissions of $2,817 to Dr. Mervyn Jacobson, a former Director and current substantial shareholder of the Company.

•             During the 2013 financial year, the Company rendered twelve invoices to ImmunAid totaling $52,800 (inclusive of GST) in respect management services provided to ImmunAid by the Company.  As at balance date, a total of $8,800 had been paid whilst the remaining $44,000 was recorded in the Company’s balance sheet as a receivable, against which a full provision was raised.  The remaining balance of $44,000 was recorded in the ImmunAid’s balance sheet as a payable.  During the 2012 financial year, ImmunAid paid management fees to the Company amounting to $22,500.

•             During the 2013 financial year, the Company paid various expenses to third parties on behalf of ImmunAid totalling $173,300.  This amount was recorded in the Company’s balance sheet as a receivable, against which a full provision was raised.

•             Dr. Jacobson served as Chief Executive Officer of ImmunAid throughout the entire 2013 financial year.  He rendered twelve invoices to ImmunAid totalling $200,004 (2012 $nil) in respect of services performed by him.  As at balance date he had received $33,334 from ImmunAid.  The remaining balance of $166,670 was recorded in the ImmunAid’s balance sheet as a payable.

Licensing services

During the year ended 30 June 2013, the Company paid a total of $50,000 (2012: $50,000) to Dr. Mervyn Jacobson in respect of an administrative allowance associated with his role as the Company’s Vice President Global Licensing and Intellectual Property.  Also during the year, Genetic Technologies Limited paid a total of $293,981 (2012: $59,813) to Transmedia Inc. in respect of commissions paid in relation to licensing services provided to the Company by Dr. Jacobson, and payment / reimbursement of associated travel expenses amounting to $34,518 (2012: $115,084).

32.    RELATED PARTY DISCLOSURES (cont.)

Phenogen Sciences Inc.

During the year ended 30 June 2013, Phenogen Sciences Inc, a subsidiary, purchased testing services from Genetic Technologies Corporation Pty. Ltd., another subsidiary at a cost of $49,136 (2012: $11,572).

Except as noted, all transactions with Key Management Personnel have been entered into under terms and conditions no more favourable than those which the entity would have adopted if dealing at arm’s length.  Please refer below for a description of transactions with Key Management Personnel.

Details of Directors and Key Management Personnel

Directors	Executives

Dr. Malcolm R. Brandon (Non-Executive Chairman)	Alison J. Mew (Chief Executive Officer)

Tommaso Bonvino (Non-Executive)	Thomas G. Howitt (Chief Financial Officer / Company Secretary)

Dr. Mervyn Cass (Non-Executive)	Mark J. Ostrowski (US Senior Vice President, Sales and Marketing)

Benjamin Silluzio (Non-Executive)	Gregory J. McPherson (VP Sales and Marketing)

Richard Allman (Scientific Director)

Ivan Jasenko (Operations Director)

The following changes to Key Management Personnel occurred during the period from 1 July 2012 to the date of this Report:

1.              Mr. Lewis Stuart ceased to be an employee of the Company on 24 August 2012.

2.              Mr. Mark Ostrowski was appointed US Senior Vice President, Sales and Marketing on 7 September 2012.

3.              Dr. Melvyn Bridges ceased to be a Director of the Company and Chairman of its Board on 27 November 2012.

4.              Mr. Huw Jones ceased to be a Director of the Company on 27 November 2012.

5.              Mr. Greg Brown resigned as a Director of the Company on 27 November 2012.

6.              Dr. Paul MacLeman resigned as Chief Executive Officer of the Company on 27 November 2012.

7.              Dr. David Sparling resigned as VP Legal and Corporate Development on 27 November 2012.

8.              Dr. Malcolm Brandon was appointed as the Non-Executive Chairman of the Board on 28 November 2012.

9.              Ms. Alison Mew was appointed as acting Chief Executive Officer of the Company on 28 November 2012.

10.       Mr. Benjamin Silluzio was appointed as a Non-Executive Director of the Company on 6 December 2012.

11.       Ms. Mew was appointed as permanent Chief Executive Officer of the Company on 10 December 2012.

12.       Dr. Richard Allman was appointed as Scientific Director of the Company on 10 December 2012.

13.       Mr. Ivan Jasenko was appointed as Operations Director of the Company on 10 December 2012.

14.       Mr. Greg McPherson ceased to be an employee of the Company on 12 July 2013, i.e. after balance date.

15.       Mr. Jasenko resigned as Operations Director of the Company on 16 August 2013, i.e. after balance date.

	Consolidated
	2013	2012
	$	$
Remuneration of Key Management Personnel
Short-term employee benefits	2,014,409	1,758,508
Post-employment benefits	162,229	185,996
Share-based payments	63,549	64,502
Long-term benefits	19,628	19,675
Total remuneration of Key Management Personnel	2,259,815	2,028,681

32.    RELATED PARTY DISCLOSURES (cont.)

Optionholdings of Key Management Personnel

30 June 2013

		Number of options				Vesting as at year end
Name of optionholder	Opening balance	Granted	Exercised	Lapsed	Closing balance	Exercisable	Not exercisable
Executive
Dr. Paul DR MacLeman	3,600,000	—	(3,600,000)	—	—	—	—
Thomas G. Howitt	2,500,000	—	(1,000,000)	(1,000,000)	500,000	500,000	—
Alison J. Mew	1,500,000	—	(1,500,000)	—	—	—	—
Lewis J. Stuart	2,400,000	—	(1,600,000)	(800,000)	—	—	—
Gregory J. McPherson	1,500,000	—	(1,500,000)	—	—	—	—
Dr. David J. Sparling	1,500,000	—	(1,500,000)	—	—	—	—
Mark J. Ostrowski	—	2,400,000	—	—	2,400,000	—	2,400,000
Richard Allman	—	—	—	—	—	—	—
Ivan Jasenko	500,000	—	—	—	500,000	333,333	166,667
Totals	13,500,000	2,400,000	(10,700,000)	(1,800,000)	3,400,000	833,333	2,566,667

30 June 2012

		Number of options				Vesting as at year end
Name of optionholder	Opening balance	Granted	Exercised	Lapsed	Closing balance	Exercisable	Not exercisable
Executive
Dr. Paul DR MacLeman	3,600,000	—	—	—	3,600,000	3,600,000	—
Thomas G. Howitt	2,750,000	—	—	(250,000)	2,500,000	2,500,000	—
Alison J. Mew	1,500,000	—	—	—	1,500,000	1,500,000	—
Lewis J. Stuart	2,400,000	—	—	—	2,400,000	800,000	1,600,000
Gregory J. McPherson	1,500,000	—	—	—	1,500,000	1,500,000	—
Dr. David J. Sparling	1,500,000	—	—	—	1,500,000	1,500,000	—
Richard Allman	—	—	—	—	—	—	—
Ivan Jasenko	500,000	—	—	—	500,000	166,667	333,333
Totals	13,750,000	—	—	(250,000)	13,500,000	11,566,667	1,933,333

Shareholdings of Key Management Personnel

30 June 2013

Shares held in Genetic	Opening	Number of shares		Acquired on	Closing
Technologies Limited	balance	Bought	Sold	exercise of options	balance
Director
Dr. Malcolm R. Brandon	—	—	—	—	—
Tommaso Bonvino	—	—	—	—	—
Dr. Mervyn Cass	473,667	—	—	—	473,667
Benjamin Silluzio	—	—	—	—	—
Executive
Dr. Paul D.R. MacLeman	—	—	(3,600,000)	3,600,000	—
Thomas G. Howitt	—	—	(1,000,000)	1,000,000	—
Alison J. Mew	—	—	(1,500,000)	1,500,000	—
Lewis J. Stuart	—	—	(1,600,000)	1,600,000	—
Gregory J. McPherson	—	—	(1,500,000)	1,500,000	—
Dr. David J. Sparling	—	—	(1,500,000)	1,500,000	—
Mark J. Ostrowski	—	—	—	—	—
Dr. Richard Allman	—	—	—	—	—
Ivan Jasenko	—	—	—	—	—
Totals	473,667	—	(10,700,000)	10,700,000	473,667

32.    RELATED PARTY DISCLOSURES (cont.)

Notes:             Mr. Silluzio, Mr. Ostrowski, Dr. Allman and Mr. Jasenko became members of Key Management Personnel during the year ended 30 June 2013.

Mr. Bridges, Mr. Jones, Dr. MacLeman, Mr. Stuart and Dr. Sparling all ceased to be members of Key Management Personnel during the year ended 30 June 2013.

Mr. McPherson and Mr. Jasenko ceased to be members of Key Management Personnel after the year ended 30 June 2013, i.e. after balance date.

All equity transactions with Key Management Personnel, other than those arising from the exercise of options, have been entered into under terms and conditions no more favourable than those which the entity would have adopted if dealing at arm’s length.

33.           SUBSIDIARIES

The following diagram is a depiction of the Group structure as at 30 June 2013.

		Group interest (%)		Net carrying value ($)
Name of Group company	Incorporation details	2013	2012	2013	2012
Entities held directly by parent
GeneType Pty. Ltd.	5 September 1990 Victoria, Australia	100%	100%	—	—
Genetic Technologies Corporation Pty. Ltd.	11 October 1996 N.S.W., Australia	100%	100%	2	2
RareCellect Pty. Ltd.	7 March 2001 N.S.W., Australia	100%	100%	10	10
GeneType AG	13 February 1989 Zug, Switzerland	100%	100%	8,217	7,405
GeneType Corporation	18 December 1989 California, U.S.A.	100%	100%	—	—
Phenogen Sciences Inc.	28 June 2010 Delaware, U.S.A.	100%	100%	11,006	11,006
Gtech International Resources Limited	29 November 1968 Yukon Territory, Canada	75.8%	75.8%	47,161	241,485
ImmunAid Limited (refer note below)	21 March 2001 Victoria, Australia	45.0%	45.5%	—	—
Total carrying value				66,396	259,908
Entities held by other subsidiaries
Genetic Technologies (Beijing) Limited	25 December 2008 Beijing Municipality, China	100%	100%	—	—

33.           SUBSIDIARIES (cont.)

Note:        On 12 April 2012, the Company’s equity interest in former subsidiary ImmunAid Limited (“ImmunAid”) fell below 50%.  Due to the resulting loss of control, ImmunAid was deconsolidated from the Genetic Technologies Group on that date.  On 7 August 2012, the Company sold a total of 46,951 shares in ImmunAid, reducing the Company’s equity interest to 45.0% of that company’s total issued capital.

As at 30 June 2013, the Company held a total of 4,500,000 shares in ImmunAid representing 45.0% of that Company’s total issued capital.

34.                               INVESTMENTS IN ASSOCIATES

	Consolidated
	2013	2012
	$	$
Opening gross carrying amount	4,414,914	—
Add: recognition of investment in associate recorded at fair value in accordance with AASB 127 due to loss of control (Notes 3 and 27)	—	4,546,951
Less: book value of 46,951 ordinary shares sold in associate	(45,345)	—
Less: share of net loss of associate accounted for using the equity method	(437,185)	(132,037)
Closing gross carrying amount	3,932,384	4,414,914

Summarised financial information of associates
The Group’s share of the results of its associate, ImmunAid Limited, and its share of the aggregate assets and liabilities as at 30 June 2013 are as follows:
Ownership interest (Note 27)	45.00%	45.47%
Assets	29,906	161,429
Liabilities	(324,621)	(17,717)
Revenues	—	—
Profit / (loss)	(437,185)	(132,037)

35.           PARENT ENTITY FINANCIAL INFORMATION

Summary financial information

The individual financial statements for the parent entity, Genetic Technologies Limited, disclose the aggregate amounts set out in the following table.

	Consolidated
	2013	2012
	$	$
Balance sheet
Current assets	1,865,349	8,479,614
Total assets	7,892,261	16,408,747
Current liabilities	1,564,682	1,411,194
Total liabilities	13,109,489	11,030,310
Equity
Contributed equity	83,735,845	83,280,142
Reserves (share-based payments)	2,289,605	2,066,600
Accumulated losses	(91,242,678)	(79,968,305)
	(5,217,228)	5,378,437
Total comprehensive loss	(11,274,372)	(5,395,618)

35.           PARENT ENTITY FINANCIAL INFORMATION (cont.)

Related party information

As at 30 June 2013, an amount of $41,331,482 (2012: $36,604,690) was receivable by the Company from its various subsidiaries and associates.  As at the same date, an amount of $11,448,582 (2012: $9,510,575) was payable by the Company to its wholly-owned subsidiaries.  All such loans are unsecured, generally interest free and there are no fixed terms of repayment.

Financial risk management

In assessing the recoverability of intercompany receivables, Genetic Technologies Limited, the parent entity, raises a provision for diminution to ensure that the carrying amount of these receivables does not exceed the net tangible assets of the subsidiaries.

Contingent liabilities and commitments of the parent entity

As at the date of this Report, the parent entity had no contingent liabilities or other commitments.

36.           FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks such as credit risk, market risk (including foreign currency risk and interest rate risk) and liquidity risk.  The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group.  The Group uses different methods to measure the different types of risk to which it is exposed.  These methods include sensitivity analysis in the case of foreign exchange, interest rate and aging analysis for credit risk.

Risk management is managed by the Group’s Risk Management Committee under guidance provided by the Board of Directors.  The Committee identifies and evaluates financial risks in close cooperation with the Group’s operating units.  The Board, via its Audit Committee, provides guidance for overall risk management, as well as policies covering specific areas, such as credit risk, foreign exchange risk and interest rate risk.

The Group’s principal financial instruments comprise cash and cash equivalents.  The Group also has other financial assets and liabilities, such as trade receivables and payables, which arise directly from its operations.

The Group does not typically enter into derivative transactions, such as interest rate swaps or forward currency contracts.  It is, and has been throughout the period under review, the Group’s policy that no trading in financial instruments shall be undertaken.  The main risks arising from the Group’s financial instruments are credit risk exposures, foreign currency risk, interest rate risk and liquidity risk.  The policies for managing each of these risks are summarised below.

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 2.

The Group holds the following financial instruments:

	Consolidated
	2013	2012
	$	$
Financial assets
Cash at bank / on hand	1,721,293	2,380,114
Short-term deposits	—	6,520,121
Trade and other receivables	328,642	495,975
Performance bond and deposits	209,296	17,460
Total financial assets	2,259,231	9,413,670
Financial liabilities

Trade and other payables	1,375,536	905,772
Hire purchase liabilities	—	17,748
Total financial liabilities	1,375,536	923,520

36.           FINANCIAL RISK MANAGEMENT (cont.)

Credit risk

The Group’s credit risk is managed on a Group basis.  Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions.  If there is no independent rating, the Group assesses the credit quality of the customer, taking into account its financial position, past experience and other factors.  Individual risk limits are set based on internal or external ratings.  The compliance with credit limits by customers is regularly monitored by Management.  Sales to retail customers are required to be settled in cash or using major credit cards, thereby mitigating credit risk.  The maximum exposures to credit risk as at 30 June 2013 in relation to each class of recognised financial assets is the carrying amount of those assets, as indicated in the balance sheet.

Financial assets included on the balance sheet that potentially subject the Group to concentration of credit risk consist principally of cash and cash equivalents and trade receivables.  In accordance with the guidelines of the Group’s Short Term Investment Policy, the Group minimises this concentration of risk by placing its cash and cash equivalents with financial institutions that maintain superior credit ratings in order to limit the degree of credit exposure.  For banks and financial institutions, only independently-rated parties with a minimum rating of “A-1” are accepted.  The Group has also established guidelines relative to credit ratings, diversification and maturities that seek to maintain safety and liquidity.  The Group does not require collateral to provide credit to its customers, however, the majority of the Group’s customers to whom credit is provided are large, reputable organisations and, as such, the risk of credit exposure is limited.  The Group has not entered into any transactions that qualify as a financial derivative instrument.

In addition, receivable balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant.  As at 30 June 2013, the balance of the Group’s provision for doubtful debts was $214,285 (2012: $88,783), out of a total net receivables balance as at that date of $328,642 (2012: $495,975) (refer Note 12).  For some trade receivables, the Group may also obtain security in the form of guarantees, deeds of undertaking or letters of credit which can be called upon if the counterparty is in default under the terms of the agreement.

Credit risk further arises in relation to financial guarantees given by the Group to certain parties in respect of obligations of its subsidiaries.  Such guarantees are only provided in exceptional circumstances.

An analysis of the aging of trade and other receivables and trade and other payables is provided below:

	Consolidated
	2013	2012
	$	$
Net trade and other receivables
Current (less than 30 days)	265,578	489,893
31 days to 60 days	35,638	2,152
61 days to 90 days (note)	1,788	3,435
Greater than 90 days (note)	25,638	495
Total net trade and other receivables (Note 12)	328,642	495,975

Net trade and other payables
Current (less than 30 days)	1,364,891	894,817
31 days to 60 days	1,007	703
61 days to 90 days	6,091	9,397
Greater than 90 days	3,547	855
Total net trade and other payables (Note 18)	1,375,536	905,772

Note:        A total of $27,426 in net trade and other receivables greater than 60 days is past due, of which a total of $27,426 had been received prior to the date of this Report.

36.           FINANCIAL RISK MANAGEMENT (cont.)

Market risk

Foreign currency risk

The Group operates internationally and is exposed to foreign currency exchange risk, primarily with respect to the US dollar and Canadian dollar, through financial assets and liabilities.  It is the Group’s policy not to hedge these transactions as the exposure is considered to be minimal from a consolidated operations perspective.  Further, as the Group incurs expenses which are payable in US dollars, the financial assets that are held in US dollars provide a natural hedge for the Group.

Foreign exchange risk arises from planned future commercial transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency and net investments in foreign operations.  The risk is measured using sensitivity analysis and cash flow forecasting.

The Group has a Foreign Exchange Management Policy which was developed to establish a formal framework and procedures for the efficient management of the financial risks that impact on Genetic Technologies Limited through its activities outside of Australia, predominantly in the United States.  The policy governs the way in which the financial assets and liabilities of the Group that are denominated in foreign currencies are managed and any risks associated with that management are identified and addressed.  Under the policy, which is updated on a regular basis as circumstances dictate, the Group generally retains in foreign currency only sufficient funds to meet the expected expenditures in that currency.  Surplus funds, if any, are converted into Australian dollars as soon as practicable after receipt.

As at 30 June 2013, the Group held the following financial assets and liabilities that were denominated in foreign currencies:

Consolidated	Year	USD	CAD	EUR	CNY	NZD	CHF	JPY
Financial assets
Cash at bank / on hand	2013	326,255	210,432	71,631	—	86	6,718	87,046
	2012	396,454	259,451	4,670	19	154	7,776	123,175
Trade and other receivables	2013	42,140	—	90,000	—	—	—	—
	2012	61,336	—	90,000	—	—	—	—
Total financial assets	2013	368,395	210,432	161,631	—	86	6,718	87,046
	2012	457,790	259,451	94,670	19	154	7,776	123,175
Financial liabilities
Trade and other payables	2013	307,332	171,900	20,804	41,291	839	3,090	62,928
	2012	210,304	7,886	1,652	49,128	1,817	3,090	69,677
Total financial liabilities	2013	307,332	171,900	20,804	41,291	839	3,090	62,928
	2012	210,304	7,886	1,652	49,128	1,817	3,090	69,677

Notes:	USD — United States dollars	CAD — Canadian dollars	EUR — European euros	GBP — Great Britain pounds
	CNY — Chinese yuan	NZD — New Zealand dollars	CHF — Swiss francs	JPY — Japanese yen

During the year ended 30 June 2013, the Australian dollar / US dollar exchange rate fell by 10.0%, from 1.0161 at the beginning of the year to 0.9146 at the end of the year.  During the same period, Australian dollar / Canadian dollar exchange rate fell by 7.6%, from 1.0416 at the beginning of the year to 0.9627 at the end of the year.

Based on the financial instruments held at 30 June 2013, had the Australian dollar weakened / strengthened by 10% against the US dollar with all other variables held constant, the Group’s loss for the year would have been $45,000 lower / $37,000 higher (2012: loss $50,000 lower / loss $41,000 higher), mainly as a result of changes in the values of cash and cash equivalents which are denominated in US dollars, as detailed in the above tables.

Based on the financial instruments held at 30 June 2013, had the Australian dollar weakened / strengthened by 10% against the Canadian dollar with all other variables held constant, the Group’s loss for the year would have been $24,000 lower / $20,000 higher (2012: loss $28,000 lower / loss $23,000 higher), due to changes in the values of cash and cash equivalents which are denominated in Canadian dollars, as detailed in the above tables.

36.           FINANCIAL RISK MANAGEMENT (cont.)

Market risk (cont.)

Interest rate risk

The Group’s main interest rate risk arises in relation to its short-term deposits with various financial institutions.  If rates were to decrease, the Group may generate less interest revenue from such deposits.  However, given the relatively short duration of such deposits, the associate risk is relatively minimal.  The Group also has various hire purchase liabilities with fixed interest rates.  While these rates do not vary once the contract has been executed, the Group may be subject to interest rate movements if it were to acquire additional assets via similar contracts in the future.

The Group has a Short Term Investment Policy which was developed to manage the Group’s surplus cash and cash equivalents.  In this context, the Group adopts a prudent approach that is tailored to cash forecasts rather than seeking high returns that may compromise access to funds as and when they are required.  Under the policy, the Group deposits its surplus cash in a range of deposits / securities over different time frames and with different institutions in order to diversify its portfolio and minimise risk.

On a monthly basis, Management provides the Board with a detailed list of all cash and cash equivalents, showing the periods over which the cash has been deposited, the name and credit rating of the institution holding the deposit and the interest rate at which the funds have been deposited.  A comparison of interest rate movements from month to month and a variance to an 11am deposit rate is also provided.

At 30 June 2013, if interest rates had changed by +/- 50 basis points from the year-end rates, with all other variables held constant, the Group’s loss for the year would have been $6,000 lower / higher (2012: loss $42,000 lower / higher), as a result of higher / lower interest income from cash and cash equivalents.  Consolidated equity for the Group would have been $6,000 higher / lower (2012: $42,000 higher / lower) mainly as a result of an increase / decrease in the fair value of cash and cash equivalents.

The exposure to interest rate risks and the effective interest rates of financial assets and liabilities, both recognised and unrealised, for the Group is as follows:

				Carrying	Weighted ave.	Ave. maturity period
Consolidated	Year	Floating rate	Fixed rate	amount	effective rate	days
		$	$	$	%
Financial assets
Cash at bank / on hand	2013	1,721,293	—	1,721,293	1.50%	At call
	2012	2,380,114	—	2,380,114	2.31%	At call
Short-term deposits	2013	—	—	—	—	—
	2012	—	6,520,121	6,520,121	5.23%	61
Performance bond / deposits	2013	—	209,296	209,296	—	At call
	2012	—	17,460	17,460	—	At call
Totals	2013	1,721,293	209,296	1,930,589
	2012	2,380,114	6,537,581	8,917,695
Financial liabilities
Hire purchase liabilities (Note 30)	2013	—	—	—	—	—
	2012	—	17,981	17,748	6.84%	79
Totals	2013	—	—	—
	2012	—	17,981	17,748

Notes:   All periods in respect of financial assets are for less than one year.

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents and the availability of funding through an adequate amount of committed credit facilities, such as its hire purchase and credit card facilities.  The Group manages liquidity risk by continuously monitoring forecast and actual cash flows and, wherever possible, matching the maturity profiles of financial assets and liabilities.  Due to the dynamic nature of the underlying businesses, Management aims to maintain flexibility in funding by keeping committed credit lines available.  Surplus funds are generally only invested in instruments that are tradeable in highly liquid markets.

36.           FINANCIAL RISK MANAGEMENT (cont.)

Liquidity risk (cont.)

A balanced view of cash inflows and outflows affecting the Group is summarised in the table below:

Consolidated	Year	< 6 months	6 to 12 months	1 to 5 years	> 5 years	Totals
		$	$	$	$	$
Financial assets
Cash at bank / on hand	2013	1,721,293	—	—	—	1,721,293
	2012	2,380,114	—	—	—	2,380,114
Short-term deposits	2013	—	—	—	—	—
	2012	6,520,121	—	—	—	6,520,121
Trade and other receivables	2013	328,642	—	—	—	328,642
	2012	495,975	—	—	—	495,975
Performance bond and deposits	2013	209,296	—	—	—	209,296
	2012	17,460	—	—	—	17,460
Total financial assets	2013	2,259,231	—	—	—	2,259,231
	2012	9,413,670	—	—	—	9,413,670
Financial liabilities
Trade and other payables	2013	1,375,536	—	—	—	1,375,536
	2012	905,772	—	—	—	905,772
Hire purchase liabilities	2013	—	—	—	—	—
	2012	17,981	—	—	—	17,981
Total financial liabilities	2013	1,375,536	—	—	—	1,375,536
	2012	923,753	—	—	—	923,753
Net maturity	2013	883,695	—	—	—	883,695
	2012	8,489,917	—	—	—	8,489,917

The Group had access to the following undrawn borrowing facility as at 30 June 2013:

	Facility limit	Amount used	Amount available
	$	$	$
Nature of facility
Credit card facility	215,603	(60,918)	154,685

37.    SUBSEQUENT EVENTS

On 30 July 2013, the Company announced that its Canadian-listed subsidiary, Gtech International Resources Limited, had executed a Scheme Merger Agreement pursuant to which it would, subject to shareholder approval, acquire all of the outstanding shares of Sydney-based company Simavita Holdings Limited.

On 1 August 2013, the Company announced a three-stage fund raising program involving a placement, a Share Purchase Plan (“SPP”) and, subject to shareholder approval, the issue of a US$5 million convertible note to a US investor.

On 14 August 2013, the Company completed the placement of 30,555,556 ordinary shares at an issue price of $0.072 per share which raised a total of $2,200,000, prior to the payment of associated costs.

On 20 August 2013, the Company released documents for its SPP in which it is seeking to raise a total of $3,000,000 via the issue of 41,666,667 ordinary shares at an issue price of $0.072 per share.  The SPP was underwritten to the amount of $400,000.

On 27 August 2013, the Company announced that it had received commitments for a placement of 11,111,111 ordinary shares at an issue price of $0.072 per share to raise a total of $800,000, prior to the payment of associated costs.  It also announced that the level of underwriting for its SPP had increased from $400,000 to $1,800,000.

Apart from these events, there have been no other significant events which have occurred after balance date.